UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Third quarter 2016 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Third quarter 2016 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 27, 2016

Item 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 3Q16 Consolidated Results

III.	Analysis of 3Q16 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	3Q16 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Financial Statements

XII.	Notes to the Financial Statements

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Grupo Financiero Santander México Reports Third Quarter 2016 Loan Portfolio Up 13.8% YoY and Net Income of Ps.3,926 Million

- Profitable growth strategy drives 13.3% increase in net income

- Loan growth underpinned by increases in both individual and commercial segments

- Improving profiability and efficiency ratios

- Maintaining focus on asset quality

Mexico City – October 27, 2016, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month and nine-month periods ending September 30, 2016.

Santander México reported net income for 3Q16 of Ps.3,926 million, representing a YoY and QoQ increases of 13.3% and 5.9%, respectively. For 9M16, net income amounted to Ps.11,173 million, reflecting a 12.7% increase from 9M15.

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Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented, “We reported strong performance this quarter as we continue to drive profitable growth. Importantly, this was achieved against the backdrop of a more challenging global environment, demonstrating the resilience of our business. Ongoing expansion in demand deposits and strong loan growth underpinned results, and we are increasingly able to leverage operating efficiencies.”

“The strategic commercial initiatives launched earlier this year to become a client centric bank through a strong focus on innovation and operational transformation are starting to show promising results. Santander Plus boasts more than 700,000 customers, demonstrating the strength of our value proposition while reducing attrition. Most importantly, 50% of these are new clients. Our Aeromexico co-branded card is proving very successful with over 300,000 customers to date. Progress was also made in implementing technological innovation, a key element of our strategy. We are pleased to report that we reached more than 1.2 million digital customers this quarter and expect to almost double this figure by 2019.”

“Meanwhile, we continue to consolidate our position in commercial loans, maintaining a disciplined philosophy in terms of returns on risk weighted assets and applying a risk-based pricing approach in SMEs and mid-market.”

“Solid loan book expansion of 14% year-on-year together with higher interest rates since December 2015 boosted Net Interest Income by 15% year-on-year and 5% sequentially. Moreover, NIM improved 15 bps sequentially reaching 5.01% this quarter. We also reported year-on-year improvements in the NPL ratio and cost of risk. Our increased focus on return on risk weighted assets and efficiency, along with our commercial initiatives have allowed us to gain traction in profitability metrics, supporting year-on-year net income growth of 13.3%, ROAE of 13.4% and the best efficiency ratio this year.”

“We remain committed to executing strategic initiatives that will position Santander México as our customers’ primary bank and are confident in our ability to keep delivering sustainable profitable growth in the best interests of all stakeholders.”

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SUMMARY OF THIRD QUARTER 2016 CONSOLIDATED RESULTS

Income statement
Millions of Mexican pesos				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15
Net interest income	12,411	11,817	10,810	5.0	14.8	35,928	31,201	15.2
Provisions for loan losses	(4,889)	(4,511)	(4,594)	8.4	6.4	(14,109)	(12,820)	10.1
Net interest income after provisions for loan losses	7,522	7,306	6,216	3.0	21.0	21,819	18,381	18.7
Commission and fee income, net	3,739	3,982	3,686	(6.1)	1.4	11,330	10,995	3.0
Net gain (loss) on financial assets and liabilities	721	602	583	19.8	23.7	2,018	1,918	5.2
Other operating income	177	5	325	3,440.0	(45.5)	418	673	(37.9)
Administrative and promotional expenses	(7,048)	(7,015)	(6,426)	0.5	9.7	(20,952)	(19,206)	9.1
Operating income	5,111	4,880	4,384	4.7	16.6	14,633	12,761	14.7
Equity in results of associated companies	0	0	15	0.0	(100.0)	0	53	(100.0)
Operating income before income taxes	5,111	4,880	4,399	4.7	16.2	14,633	12,814	14.2
Income taxes (net)	(1,185)	(1,172)	(935)	1.1	26.7	(3,459)	(2,896)	19.4
Income from continuing operations	3,926	3,708	3,464	5.9	13.3	11,174	9,918	12.7
Non-controlling interest	0	0	0	0.0	0.0	(1)	(1)	0.0
Net income	3,926	3,708	3,464	5.9	13.3	11,173	9,917	12.7
Effective tax rate (%)	23.2	24.0	21.3			23.6	22.6

Net income

Santander México reported net income for the quarter of Ps.3,926 million, representing YoY and QoQ increases of 13.3% and 5.9%, respectively. Net income for 9M16 increased by 12.7% to Ps.11,173 million.

3Q16 vs 3Q15

The 13.3% year-on-year increase in net income was principally driven by:

i)	a 14.8%, or Ps.1,601 million, increase in net interest income, mainly reflecting higher interest income from the loan portfolio and the investment in securities portfolio;

ii)	a 23.7%, or Ps.138 million, increase in net gains on financial assets and liabilities; and

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iii)	a 1.4%, or Ps.53 million, increase in net commissions and fees.

These contributions to net income were partially offset by:

i)	a 9.7%, or Ps.622 million, increase in administrative and promotional expenses, mainly due to higher promotional and advertising expenses, professional fees, personnel expenses, contributions to the bank savings protection system (IPAB), resulting from a higher deposit base and other funding sources, and depreciation and amortization;

ii)	a 6.4%, or Ps.295 million, increase in provisions for loan losses, mainly driven by loan volume growth;

iii)	a 26.7%, or Ps.250 million, increase in income taxes, that resulted in a 23.2% effective tax rate in the quarter compared to 21.3% in 3Q15; and

iv)	a 45.5%, or Ps.148 million, decrease in other operating income, mainly due to higher provisions for legal and tax contingencies.

9M16 vs 9M15

Net income growth of 12.7% for 9M16, is mainly explained by the following increases:

i)	a 15.2%, or Ps.4,727 million, rise in net interest income, mainly reflecting higher interest income from investment in securities and from the loan portfolio, which resulted from higher interest rates and solid loan growth;

ii)	a 3.0%, or Ps.335 million, increase in net commissions and fees, mainly resulting from growth in investment funds, purchase-sale of securities and money market transactions, collections and payments, foreign trade, insurance, and credit cards; and partly offset by lower fees from financial advisory; and

iii)	a 5.2%, or Ps.100 million, increase in net gains on financial assets and liabilities.

These contributions to net income were partially offset by:

i)	a 9.1%, or Ps.1,746 million, increase in administrative and promotional expenses, mainly explained by higher salaries and employee benefits, promotional and advertising expenses, an increase in contributions to the IPAB resulting from a higher deposit base and other funding sources; followed by increases in professional fees, leaseholds and depreciation and amortization;

ii)	a 10.1%, or Ps.1,289 million, increase in provisions for loan losses, which reflects: i) business volume growth, with significant contributions from credit cards and payroll loans; ii) provisions in 1Q16 resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list; and iii) higher provisions in connection with mortgages (mainly related to the change in the charge-off period, explained in 1Q16).

iii)	a 19.4%, or Ps.563 million, increase in tax expenses, that resulted in a 23.6% effective tax rate in 9M16 which compares with 22.6% in 9M15; and

iv)	a 37.9%, or Ps.255 million, decrease in other operating income, which mainly resulted from an increase in provisions for legal and tax contingencies and portfolio recovery legal expenses and costs which were partly offset by higher recoveries of previously written-off loans.

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Gross Operating Income

Santander México’s gross operating income for 3Q16 totaled Ps.16,871 million, representing YoY and QoQ increases of 11.9% and 2.9%, respectively, and is broken down as follows:

* Gross Operating Income does not include Other Income

Gross operating income for 9M16 amounted to Ps.49,276 million, increasing 11.7% from 9M15, and is broken down as follows:

* Gross Operating Income does not include Other Income

Profit Before Taxes

Profit before taxes in 3Q16 amounted to Ps.5,111 million, reflecting YoY and QoQ increases of 16.2% and 4.7%, respectively.

Profit before taxes for 9M16 amounted to Ps.14,633 million, and increased 14.2% YoY, mainly explained by higher net interest income, trading gains and net commissions and fees, which were partially offset by higher expenses, provisions for loan losses and lower income from other operating income.

Return on Average Equity (ROAE)

Santander México´s ROAE in 3Q16 was 13.4%, improving 70 basis points from 12.7% in 3Q15 and 60 basis points from 12.8% in 2Q16. ROAE for 9M16 rose 60 basis points to 12.7%, from the 12.1% reported in 9M15.

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1 Quarterly ratio = Annualized net income (3Q16x4) divided by average equity (4Q15,3Q16)

As to date ratio = Annualized net income (9M16/3x4) divided by average equity (4Q15,3Q16)

Loan portfolio growth

Santander México’s total loan portfolio as of 3Q16 increased YoY by 13.8%, or Ps.72,792 million, to Ps.598,829 million, and by 4.7%, or Ps.27,144 million, on a sequential basis.

In 3Q16, Santander México’s loan portfolio continued to expand across all core products in both the individual and commercial segments.

1) Retail loans include: consumer, credit cards, mortgages, SMEs and mid-market.

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Deposits and loans to deposit ratio

In 3Q16, deposits increased 10.0% YoY and remained flat sequentially; representing 48.4% of Santander México’s total funding sources. This deposit base provides stable cost of funding to support Santander México’s continued growth.

The net loan to deposit ratio stood at 106.7% in 3Q16, which compares with 102.8% in 3Q15 and 101.6% in 2Q16.

In 3Q16, demand deposits represented 69.5% of total deposits which compare with 66.1% in 3Q15.

1 Loans net of allowances divided by total deposits (Demand + Term)

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ANALYSIS OF THIRD QUARTER 2016 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net interest income

Net interest income
Millions of Mexican pesos				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15
Interest on funds available	374	401	327	(6.7)	14.4	1,155	1,005	14.9
Interest on margin accounts	129	109	105	18.3	22.9	369	263	40.3
Interest and yield on securities	3,413	3,333	2,631	2.4	29.7	10,123	7,344	37.8
Interest and yield on loan portfolio – excluding credit cards	12,001	11,119	9,997	7.9	20.0	33,979	28,679	18.5
Interest and yield on loan portfolio related to credit card transactions	2,841	2,687	2,446	5.7	16.1	8,033	7,295	10.1
Commissions collected on loan originations	221	188	165	17.6	33.9	585	520	12.5
Interest and premium on sale and repurchase agreements and securities loans	618	277	325	123.1	90.2	1,374	1,371	0.2
Interest income	19,597	18,114	15,996	8.2	22.5	55,618	46,477	19.7

Daily average interest earnings assets*	990,022	972,531	867,795	1.8	14.1	974,171	848,092	14.9

Interest from customer deposits – demand deposits	(1,372)	(1,149)	(818)	19.4	67.7	(3,446)	(2,353)	46.5
Interest from customer deposits – time deposits	(1,444)	(1,280)	(1,153)	12.8	25.2	(3,936)	(3,262)	20.7
Interest from credit instruments issued	(562)	(495)	(354)	13.5	58.8	(1,511)	(988)	52.9
Interest on bank and other loans	(723)	(609)	(505)	18.7	43.2	(1,896)	(1,536)	23.4
Interest on subordinated capital notes	(419)	(416)	(419)	0.7	0.0	(1,252)	(1,313)	(4.6)
Interest and premium on sale and repurchase agreements and securities loans	(2,666)	(2,348)	(1,937)	13.5	37.6	(7,649)	(5,824)	31.3
Interest expense	(7,186)	(6,297)	(5,186)	14.1	38.6	(19,690)	(15,276)	28.9

Net interest income	12,411	11,817	10,810	5.0	14.8	35,928	31,201	15.2

*Includes funds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 3Q16 increased YoY by 14.8%, or Ps.1,601 million, to Ps.12,411 million and QoQ by 5.0%, or Ps.594 million.

The 14.8% YoY increase in net interest income resulted from the combined effect of:

i)	A 22.5%, or Ps.3,601 million, increase in interest income, to Ps.19,597 million, explained by increases of Ps.122,227 million, or 14.1%, in average interest-earning assets and 54 basis points in the average interest income rate; and
ii)	A 38.6%, or Ps.2,000 million, increase in interest expense, to Ps.7,186 million, resulting from increases of Ps.111,584 million, or 14.5%, in interest-bearing liabilities and 55 basis points in the average interest rate.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 3Q16 stood at 5.01% which compares to 4.98% in 3Q15, and improved 15 bps from 4.86% in 2Q16 mainly reflecting higher interest rates and solid volume growth.

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Interest Income

Santander México’s main source of recurring interest income comes from the loan portfolio, which in 3Q16 accounted for 76.9% of interest income and 59.0% of average interest earning assets. Interest income and average interest earning assets are comprised as follows:

*Includes commissions collected on loan origination

**Includes margin accounts

The average interest rate on interest-earning assets for 3Q16 stood at 7.75%, increasing 54 basis points from 7.21% in 3Q15.

Interest income for 3Q16 increased by 22.5%, or Ps.3,601 million, to Ps.19,597 million. On a sequential basis, interest income rose by 8.2%, or Ps.1,483 million.

The 22.5% YoY rise in interest income mainly reflects increases of:

i)	19.5%, or Ps.2,455 million, in interest income from our total loan portfolio and commissions on loan origination, which resulted from the combined effect of a Ps.81,368 million, or 16.2%, increase in the average loan portfolio volume, and a 26 basis points increase in the average interest rate.

Higher average loan portfolio volume is explained by increases across all segments and products, as follows:

▪	19.9%, or Ps.60,120 million, in the commercial portfolio, mainly reflecting increases of Ps.21,169 million, or 17.6%, Ps.17,852 million, or 16.0%, Ps.15,522 million, or 111.2% and Ps.5,410 million, or 9.5%, in mid-market, corporates, institutions and SMEs, respectively;

▪	9.2%, or Ps.10,554 million, in mortgages;

▪	12.7%, or Ps.5,265 million, in consumer loans; and

▪	12.3%, or Ps.5,429 million, in credit card loans.

Growth in the average loan portfolio volume was further supported by a 26 basis point increase in the average interest rate earned on this portfolio.

Variation in the average interest rate earned is broken down as follows:

▪	A 56 basis points increase in the commercial portfolio, from 6.03% in 3Q15 to 6.59% in 3Q16. This increase mainly resulted from our prioritization of returns on risk-weighted assets and increase in the reference rate.

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▪	A 33 basis points decrease in consumer loans (excluding credit cards), from 24.16% to 23.83%;

▪	An 75 basis points increase in credit cards, from 21.61% to 22.36%, reflecting an increase from previous quarters, as a result of an improvement in the composition of our credit card portfolio, where this quarter we observed a reduction in the share of customers who pay their outstanding balances in full therefore not contributing to interest income; and

▪	A 3 basis points increase in mortgages, from 9.50% to 9.53%.

ii)	29.7%, or Ps.782 million, in interest income from our investment in securities portfolio, due to a Ps.14,013 million, or 5.4%, increase in average volume of this portfolio, further supported by a 91 basis points increase in the average interest rate earned;

iii)	90.2%, or Ps.293 million, in sale and repurchase agreement transactions, which resulted from a Ps.14,206 million, or 38.0%, increase in the average volume, together with a 129 basis points increase in the average interest rate earned;

iv)	14.4%, or Ps.47 million, in funds available, which resulted from the combined effect of a Ps.4,013 million, or 10.2%, decrease in the average volume, together with a 89 basis points increase in the average interest rate earned; and

v)	22.9%, or Ps.24 million, in margin accounts, which resulted from a Ps.16,654 million, or 61.3%, increase the average volume together with a 36 basis points decrease in the average interest rate earned.

Interest Expense

Santander México’s main sources of funding are customer deposits and repurchase agreements. In 3Q16 these accounted for 39.2% and 37.1% of interest expense, respectively; and 58.0% and 25.4% of average interest liabilities, respectively. Santander México’s funding structure is broken down as follows:

The average interest rate on interest-bearing liabilities increased 55 basis points to 3.19% in 3Q16.

Interest expense for 3Q16 increased 38.6%, or Ps.2,000 million, to Ps.7,186 million. On a sequential basis, interest expense increased by 14.1%, or Ps.889 million.

The 38.6% YoY rise in interest expense mainly reflects increases of:

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i)	37.6%, or Ps.729 million, in interest paid on sale and repurchase agreement transactions, which resulted from the combined effect of a Ps.2,494 million, or 1.1%, decrease in the average volume and a 131 basis points increase in the average interest rate paid;

ii)	67.7%, or Ps.554 million, on interest paid on demand deposits, due to a Ps.87,342 million, or 34.4%, increase in the average volume together with a 31 basis point increase in the average interest rate paid;

iii)	25.2%, or Ps.291 million, in term deposits, which resulted from a 80 basis points increase in the average interest rate paid, which was partially offset by a Ps.9,380 million, or 5.2%, decrease in the average volume;

iv)	43.2%, or Ps.218 million, in bank and other loans, mainly due to a Ps.17,391 million, or 31.5%, increase in the average volume, together with a 33 basis points increase in the average interest rate paid; and

v)	58.8%, or Ps.208 million, in credit instruments issued, which resulted from a Ps.15,715 million, or 46.8%, increase in the average volume of credit instruments issued together with a 33 basis points increase in the average interest rate paid. These increases mainly reflect the banks’ three, two and five-year debt issuances of Ps.3,000 million each in December 2015 and March 2016 respectively, and Ps.4,000 million late in June 2016. Additionally, early in September 2016 the bank issued a ten-year bond of Ps.3,000 million. Over the last months, Santander México has pursued the strategy of increasing the duration of its funding through the issuance of mid and long term debt financing, in light of the prevailing rising interest rate environment.

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Commission and fee income, net

Commission and fee income, net
Millions of Mexican pesos				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15
Commission and fee income
Debit and credit card	1,548	1,464	1,307	5.7	18.4	4,371	3,772	15.9
Account management	249	239	240	4.2	3.8	694	676	2.7
Collection services	577	579	531	(0.3)	8.7	1,755	1,584	10.8
Investment funds	450	403	337	11.7	33.5	1,209	1,013	19.3
Insurance	1,043	1,144	1,047	(8.8)	(0.4)	3,242	3,102	4.5
Purchase-sale of securities and money market transactions	255	238	203	7.1	25.6	763	610	25.1
Checks trading	62	65	63	(4.6)	(1.6)	185	192	(3.6)
Foreign trade	244	285	224	(14.4)	8.9	776	633	22.6
Financial advisory services	233	322	511	(27.6)	(54.4)	776	1,380	(43.8)
Other	294	308	210	(4.5)	40.0	844	681	23.9
Total	4,955	5,047	4,673	(1.8)	6.0	14,615	13,643	7.1

Commission and fee expense
Debit and credit card	(758)	(628)	(532)	20.7	42.5	(1,985)	(1,457)	36.2
Investment funds	(1)	(1)	(2)	0.0	(50.0)	(4)	(23)	(82.6)
Insurance	(20)	(16)	(25)	25.0	(20.0)	(54)	(43)	25.6
Purchase-sale of securities and money market transactions	(60)	(56)	(71)	7.1	(15.5)	(163)	(211)	(22.7)
Checks trading	(5)	(7)	(6)	(28.6)	(16.7)	(17)	(17)	0.0
Foreign trade	(5)	0	0	0.0	0.0	(5)	0	0.0
Financial advisory services	(1)	(1)	(14)	0.0	(92.9)	(25)	(33)	(24.2)
Other	(366)	(356)	(337)	2.8	8.6	(1,032)	(864)	19.4
Total	(1,216)	(1,065)	(987)	14.2	23.2	(3,285)	(2,648)	24.1

Commission and fee income, net
Debit and credit card	790	836	775	(5.5)	1.9	2,386	2,315	3.1
Account management	249	239	240	4.2	3.8	694	676	2.7
Collection services	577	579	531	(0.3)	8.7	1,755	1,584	10.8
Investment funds	449	402	335	11.7	34.0	1,205	990	21.7
Insurance	1,023	1,128	1,022	(9.3)	0.1	3,188	3,059	4.2
Purchase-sale of securities and money market transactions	195	182	132	7.1	47.7	600	399	50.4
Checks trading	57	58	57	(1.7)	0.0	168	175	(4.0)
Foreign trade	239	285	224	(16.1)	6.7	771	633	21.8
Financial advisory services	232	321	497	(27.7)	(53.3)	751	1,347	(44.2)
Other	(72)	(48)	(127)	50.0	(43.3)	(188)	(183)	2.7

Total	3,739	3,982	3,686	(6.1)	1.4	11,330	10,995	3.0

* Includes fees from: collections and payments, account management, checks, foreign trade and others.

In 3Q16, net commission and fee income totaled Ps.3,739 million, increasing YoY by 1.4%, or Ps.53 million, and decreasing QoQ by 6.1%, or Ps.243 million.

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The main contributor to net commissions and fees in the quarter were cash management1 fees, which accounted for 28.1% of the total, followed by insurance and debit and credit card which accounted for 27.4% and 21.1% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	3Q16	2Q16	3Q15	9M16	9M15
Debit and credit card	21.1	21.0	21.0	21.1	21.1
Account management	6.7	6.0	6.5	6.1	6.1
Collection services	15.4	14.5	14.4	15.5	14.4
Investment funds	12.0	10.1	9.1	10.6	9.0
Insurance	27.4	28.3	27.7	28.1	27.8
Purchase-sale of securities and money market transactions	5.2	4.6	3.6	5.3	3.6
Checks trading	1.5	1.5	1.5	1.5	1.6
Foreign trade	6.4	7.2	6.1	6.8	5.8
Financial advisory services	6.2	8.1	13.5	6.6	12.3
Other	(1.9)	(1.2)	(3.4)	(1.7)	(1.7)

Total	100.0	100.0	100.0	100.0	100.0

The 1.4% YoY increase in net commissions and fees in 3Q16 mainly resulted from the following increases:

i)	34.0%, or Ps.114 million, in investment funds reflecting a better priced mix and the increase in interest rates from the Mexican Central Bank since December 2015;

ii)	47.7%, or Ps.63 million in purchase-sale of securities and money market transactions;

iii)	8.7%, or Ps.46 million, in collection and payments and 6.7%, or Ps.15 million, in foreign trade; mainly resulting from our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity. Santander México also maintained a strong focus on growing the foreign trade business leveraging its wide product offering and strong presence in the international business as it advises companies in their foreign trade transactions and foreign direct investments; leveraging platform improvements.

These positive contributions to net commissions and fees, were partly offset by:

i)	Soft growth in debit and credit cards fees, which only rose by 1.9%, or Ps.15 million. This line continues to be impacted by higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card. Fees were also impacted by peso depreciation, as some of the fees paid in connection with the credit and debit card business are dollarized. Note however that commissions and fee income on credit cards rose 18.4% reflecting higher credit card usage;

ii)	Flat insurance fees, reflecting good performance in our online platform for car insurance which was offset by continued soft SME demand and lower individual credit-related insurance; and

iii)	A 53.3%, or Ps.265 million, decrease in financial advisory fees, resulting from challenging market conditions which have slowed down the pace of execution of these transactions.

1* Cash management fees include fees from: collections and payments, account management, checks, foreign trade and others

15

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Millions of Mexican pesos				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15
Valuation
Foreign exchange	(233)	452	116	(151.5)	(300.9)	178	111	60.4
Derivatives	200	(2,867)	2,075	107.0	(90.4)	(2,846)	8,714	(132.7)
Shares	71	(4)	235	1,875.0	(69.8)	148	271	(45.4)
Debt instruments	(125)	(23)	(533)	443.5	(76.5)	488	(891)	154.8
Valuation result	(87)	(2,442)	1,893	(96.4)	(104.6)	(2,032)	8,205	(124.8)

Purchase / sale of securities
Foreign exchange	507	62	(212)	717.7	339.2	734	(835)	187.9
Derivatives	(51)	2,822	(1,606)	(101.8)	96.8	2,387	(6,549)	136.4
Shares	29	(13)	140	323.1	(79.3)	84	112	(25.0)
Debt instruments	323	173	368	86.7	(12.2)	845	985	(14.2)
Purchase -sale result	808	3,044	(1,310)	(73.5)	161.7	4,050	(6,287)	164.4

Total	721	602	583	19.8	23.7	2,018	1,918	5.2

In 3Q16, Santander México reported a Ps.721 million net gain from financial assets and liabilities, which compares with gains of Ps.583 million in 3Q15 and Ps.602 million in 2Q16.

The Ps.721 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)	a Ps.808 million purchase-sale gain which resulted from gains of Ps.507 million, Ps.323 million, and Ps.29 million in foreign exchange instruments, debt instruments, and share instruments, respectively. Gains that were partly offset by a Ps.51 million loss in the purchase-sale result of derivatives.

This net gain was partially offset by:

i)	a Ps.87 million valuation loss principally related to losses of Ps.233 million and Ps.125 million in foreign exchange and debt instruments, respectively, which were partially offset by valuation gains of Ps.200 million and Ps.71 million in derivatives and share instruments, respectively.

16

Other operating income

Other operating income
Millions of Mexican pesos				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15

Recovery of previously written-off loans	584	546	601	7.0	(2.8)	1,704	1,583	7.6
Cancellation of liabilities and reserves	77	64	85	20.3	(9.4)	243	252	(3.6)
Interest on personnel loans	41	39	29	5.1	41.4	113	84	34.5
Allowance for losses on foreclosed assets	(23)	(34)	(36)	(32.4)	(36.1)	(77)	(64)	20.3
Profit from sale of foreclosed assets	100	57	55	75.4	81.8	201	194	3.6
Technical advisory services	3	2	6	50.0	(50.0)	8	13	(38.5)
Portfolio recovery legal expenses and costs	(293)	(315)	(333)	(7.0)	(12.0)	(950)	(894)	6.3
Write-offs and bankruptcies	(192)	(215)	(316)	(10.7)	(39.2)	(684)	(756)	(9.5)
Provision for legal and tax contingencies	(114)	(143)	40	(20.3)	(385.0)	(337)	(44)	665.9
IPAB ("Indemnity") provisions and payments	(2)	(1)	(1)	100.0	100.0	(5)	(4)	25.0
Income from acquisition of Scotiabank portfolio	0	0	177	0.0	(100.0)	0	177	(100.0)
Others	(4)	5	18	(180.0)	(122.2)	202	132	53.0

Total	177	5	325	3,440.0	(45.5)	418	673	(37.9)

Other income in 3Q16 totaled Ps.177 million, down from Ps.325 million in 3Q15 and up from Ps.5 million in 2Q16.

The Ps.148 million YoY decrease in other income was mainly driven by:

i)	a Ps.177 million decrease which resulted from the non-recurring income recognized in 3Q15 in connection with the gain from the acquisition of Scotiabank´s personal loans portfolio in 3Q15;

ii)	a Ps.154 million increase in provisions for legal and tax contingencies; and

iii)	a Ps.17 million decrease in recovery of previously written-off loans.

These impacts to other operating income were partially offset by a Ps.124 million, or 39.2%, decrease in write-offs and bankruptcies.

17

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of expenses related to technology and systems, administrative services - which are mainly services outsourced in the areas of information technology - taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Millions of Mexican pesos				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15
Salaries and employee benefits	3,178	3,228	3,029	(1.5)	4.9	9,541	8,902	7.2
Credit card operation	82	73	72	12.3	13.9	229	259	(11.6)
Professional fees	248	138	92	79.7	169.6	506	290	74.5
Leasehold	491	471	427	4.2	15.0	1,431	1,289	11.0
Promotional and advertising expenses	393	205	88	91.7	346.6	762	416	83.2
Taxes and duties	288	381	358	(24.4)	(19.6)	1,053	1,046	0.7
Technology services (IT)	561	643	688	(12.8)	(18.5)	1,834	1,873	(2.1)
Depreciation and amortization	500	530	439	(5.7)	13.9	1,577	1,435	9.9
Contributions to Instituto de protección al ahorro Bancario (IPAB)	672	633	567	6.2	18.5	1,918	1,648	16.4
Cash protection	153	186	154	(17.7)	(0.6)	512	465	10.1
Others	482	527	512	(8.5)	(5.9)	1,589	1,583	0.4

Total	7,048	7,015	6,426	0.5	9.7	20,952	19,206	9.1

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	3Q16	2Q16	2Q15	9M16	9M15
Salaries and employee benefits	45.1	46.0	47.1	45.5	46.4
Credit card operation	1.2	1.0	1.1	1.1	1.3
Professional fees	3.5	2.0	1.4	2.4	1.5
Leasehold	7.0	6.7	6.6	6.8	6.7
Promotional and advertising expenses	5.6	2.9	1.4	3.6	2.2
Taxes and duties	4.1	5.4	5.6	5.0	5.4
Technology services (IT)	8.0	9.2	10.7	8.8	9.8
Depreciation and amortization	7.1	7.6	6.8	7.5	7.5
Contributions to bank savings protection system (IPAB)	9.5	9.0	8.8	9.2	8.6
Cash protection	2.2	2.7	2.4	2.4	2.4
Others	6.8	7.5	8.0	7.6	8.2

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 3Q16 amounted to Ps.7,048 million which compares with Ps.6,426 million in 3Q15 and Ps.7,015 million in 2Q16, increasing 9.7% YoY and 0.5% QoQ.

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The 9.7% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	A 346.6%, or Ps.305 million, in promotional and advertising expenses, mainly reflecting higher expenses to market Santander Plus, the Aeromexico-cobranded card, as well as to market our brand at the Formula One's Mexican Grand Prix;

ii)	A 169.6%, or Ps.156 million, in professional fees, mainly related to IT consulting fees in connection with our ongoing technological upgrade;

iii)	A 4.9%, or Ps.149 million, in salaries and employee benefits;

iv)	An 18.5%, or Ps.105 million, in contributions to the bank savings protection system (IPAB) reflecting growth in funding sources;

v)	A 15.0%, or Ps.64 million, leasehold expenses; and

vi)	A 13.9%, or Ps.61 million, depreciation and amortization; resulting from the amortization of the IT investment plan which started last year;

These increases were partly offset by a Ps.127 million, or 18.5% decrease in technology services.

Excluding the deposit insurance fee, expenses for the quarter increased by 8.8% YoY.

Expenses continue to reflect cost management initiatives that translate into an optimized operating structure, mitigating costs resulting from the investment in strategic businesses.

The efficiency ratio for the quarter stood at 41.3%, decreasing by 37 basis points YoY and by 142 basis points QoQ.

The recurrence ratio for 3Q16 was 58.5%, which compares to 61.9% reported in 3Q15 and 59.2% in 2Q16.

On a cumulative basis, administrative and promotional expenses amounted to Ps.20,952 million, reflecting a YoY increase of 9.1%. Excluding the deposit insurance fee, expenses increased by 8.4% YoY. Strong core earnings allowed us to improve the efficiency ratio for 9M16 by 70 basis points YoY to 42.2% from 42.9% in 9M15.

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Income Taxes

In 3Q16 Santander México reported a tax expense of Ps.1,185 million compared to tax expenses of Ps.935 million in 3Q15 and Ps.1,172 million in 2Q16.

The effective tax rate for the quarter was 23.2%, which compares to 21.3% reported in 3Q15 and 24.0% in 2Q16. On a cumulative basis, the effective tax rate for 9M16 stood at 23.6%, 100 basis points higher than the 22.6% for 9M15.

Contribution to net income by subsidiary

Reported net income in 3Q16 was Ps.3,926 million, representing increases of 13.3% YoY and 5.9% QoQ.

Casa de Bolsa Santander, the brokerage business, reported a net gain of Ps.22 million in 3Q16, compared with net gain of Ps.3 million in 3Q15 and a net loss of Ps.45 million in 2Q16.

The Holding (Grupo Financiero) reported a net loss of Ps.2 million in 3Q16, compared with net losses of Ps.14 million in 3Q15 and Ps.9 million in 2Q16.

Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	16/15
Banking business 1/	3,906	3,762	3,475	3.8	12.4	11,153	9,950	12.1
Brokerage	22	(45)	3	148.9	633.3	38	4	850.0
Holding	(2)	(9)	(14)	77.8	85.7	(18)	(37)	(51.4)
Grupo Financiero Santander México	3,926	3,708	3,464	5.9	13.3	11,173	9,917	12.7

1/Includes Sofomes

20

LOAN PORTFOLIO AND ASSET QUALITY

Loan portfolio

The evolution of the loan portfolio continues to show solid growth, with segment diversification and increases across core businesses.

Portfolio Breakdown
Millions of Mexican pesos				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY
Commercial	373,821	351,200	320,963	6.4	16.5
Middle- market	138,192	135,030	125,281	2.3	10.3
Corporates	100,216	73,656	72,297	36.1	38.7
SME´s	66,843	63,934	60,378	4.6	10.7
Government & Financial Entities	68,570	78,580	63,006	(12.7)	8.8

Individuals	225,008	220,485	205,074	2.1	9.7
Consumer	98,280	95,844	88,273	2.5	11.3
Credit Cards	50,702	49,307	45,515	2.8	11.4
Other Consumer	47,578	46,537	42,758	2.2	11.3
Mortgages	126,728	124,641	116,801	1.7	8.5
Total	598,829	571,685	526,037	4.7	13.8

The total loan portfolio rose YoY by 13.8%, or Ps.72,792 million, to Ps.598,829 million in 3Q16. On a sequential basis, the total loan portfolio increased 4.7%, or Ps.27,144 million, reflecting growth in line with the market, with contributions from both retail and commercial loans.

21

Loan portfolio breakdown
Millions of Mexican Pesos
	3Q16%		2Q16%		3Q15%
Performing loans
Commercial	366,182	61.1	343,493	60.1	311,781	59.3

Individuals	215,739	36.0	211,256	37.0	195,904	37.2
Consumer	94,425	15.8	92,160	16.1	85,010	16.2
Credit cards	48,610	8.1	47,308	8.3	43,713	8.3
Other consumer	45,815	7.7	44,852	7.8	41,297	7.9
Mortgages	121,314	20.3	119,096	20.8	110,894	21.1
Total performing loans	581,921	97.2	554,749	97.0	507,685	96.5

Non-performing loans
Commercial	7,639	1.3	7,707	1.3	9,182	1.7

Individuals	9,269	1.5	9,229	1.6	9,170	1.7
Consumer	3,855	0.6	3,684	0.6	3,263	0.6
Credit cards	2,092	0.3	1,999	0.3	1,802	0.3
Other consumer	1,763	0.3	1,685	0.3	1,461	0.3
Mortgages	5,414	0.9	5,545	1.0	5,907	1.1
Total non-performing loans	16,908	2.8	16,936	3.0	18,352	3.5

Total loan portfolio
Commercial	373,821	62.4	351,200	61.4	320,963	61.0

Individuals	225,008	37.6	220,485	38.6	205,074	39.0
Consumer	98,280	16.4	95,844	16.8	88,273	16.8
Credit cards	50,702	8.5	49,307	8.6	45,515	8.7
Other consumer	47,578	7.9	46,537	8.1	42,758	8.1
Mortgages	126,728	21.2	124,641	21.8	116,801	22.2
Total loan portfolio	598,829	100.0	571,685	100.0	526,037	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 62.4% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 51.0% of the total loan portfolio.

As of 3Q16, commercial loans increased 16.5% YoY, as Santander México continues to focus on returns on risk-weighted assets and see higher competition across all segments. Mid-market loans posted a 10.3% YoY growth, while SME loans and corporate loans grew 10.7% and 38.6%, respectively. SME loans showed a slight pick-up in the growth trend after implementing a stronger focus on returns on risk weighted assets and risk-based pricing, mainly supported by effective commercial initiatives targeted to the SME2 segment which includes mid-to high SMEs. Corporate loans posted strong growth in the quarter driven by a couple of sizable transactions, which is typical in this volatile segment. Finally, loans to government and financial entities increased 8.8% YoY.

On a sequential basis, the commercial loan portfolio increased 6.4%, principally reflecting increases of 36.1%, 4.5% and 2.3% in corporates, SMEs and middle-market, respectively, while loans to government and financial entities declined 12.7%.

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The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 37.6% of the total loan portfolio and increased 9.7% YoY maintaining a solid growth across segments. Mortgage loans, credit card and consumer loans, represented 21.2%, 8.5% and 7.9% of the total loan portfolio, respectively.

Credit cards grew 11.4% YoY and 2.8% sequentially, mainly supported by higher usage of our full suite of credit cards and by the successful performance of the Santander-Aeromexico co-branded credit card launched last February. Consumer loans, in turn, increased 11.3% YoY and 2.2% QoQ, principally reflecting strong performance in payroll loans which rose 22.8% YoY and 3.1% QoQ, as a result of our strategy to focus on this value added proposition for our clients through the launch of the Santander Plus program last May. Finally, mortgages increased 8.5% YoY and 1.7% sequentially, driven by ongoing targeting of the middle-market and residential segments. Santander México remains focused on developing new products to target medium- and high-income individuals in the open-market, while maintaining credit standards.

Asset quality

Asset quality
Millions of Mexican pesos
				% Variation
	3Q16	2Q16	3Q15	QoQ	YoY
Total loans	598,829	571,685	526,037	4.7	13.8
Performing loans	581,921	554,749	507,685	4.9	14.6
Non-performing loans	16,908	16,936	18,352	(0.2)	(7.9)

Allowance for loan losses	(20,142)	(19,447)	(19,415)	3.6	3.7
Charge-offs	(4,246)	(4,115)	(3,734)	3.2	13.7

Non-performing loan ratio	2.82%	2.96%	3.49%	(14)bp	(67)bp
Coverage ratio	119.1%	114.8%	105.8%	430 bp	1,330bp
Cost of Risk*	3.41%	3.22%	3.71%	19bp	(30)bp

 *Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Non-performing loans at the end of 3Q16 decreased YoY by Ps.1,444 million, or 7.9%, to Ps.16,908 million, and decreased by 0.2%, or Ps.28 million QoQ.

On a YoY basis, decreases of Ps.1,543 million, or 16.8%, in commercial loans and Ps.493 million in mortgages, were partly offset by an increase of Ps.592 million, or 18.1%, in consumer loans (including credit cards). On a sequential basis, Santander México reported decreases in non-performing loans of Ps.131 million, or 2.4%, in mortgages and Ps.68 million, or 0.9%, in commercial loans, together with an increase of Ps.171 million, or 4.6%, in consumer loans (including credit cards).

The YoY decrease in non-performing commercial loans mainly resulted further progress by homebuilders registered in 3Q16.

The YoY and QoQ decreases in non-performing mortgage loans, mainly resulted from an internal change in the charge-off policy for the mortgages originated at Santander Hipotecario and Santander Vivienda, which was reduced from 48 months to 36 months, following the extension made in 2015 from 12 months to 36 months for those mortgages originated at the bank, thus unifying the overall charge-off criteria in this segment. This unification of criteria will continue to be gradually implemented.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 45.2%, mortgage loans 32.0% and consumer loans (including credit cards) 22.8%.

23

Non-Performing Loan Ratios ()
%	3Q16	2Q16	3Q15

Commercial	2.04	2.19	2.86

Individuals
Consumer	3.92	3.84	3.70
Credit Card	4.13	4.05	3.96
Other consumer	3.37	4.01	3.35
Mortgages	4.27	4.45	5.06
Total	2.82	2.96	3.49

The above mentioned variations to non-performing loans led to an improvement in the NPL ratio, down to 2.82% in 3Q16, decreasing by 67 basis points from 3.49% in 3Q15 and 14 basis point lower than the 2.96% reported in 2Q16.

The NPL ratio for 3Q16 continues to reflect Santander México’s exposure to homebuilders, with non-performing loans of Ps.3,079 million, as well as the impact of Santander Vivienda’s non-performing portfolio, which as of 3Q16 amounted to Ps.1,567 million.

Our total exposure to homebuilders as of 3Q16 decreased further QoQ by Ps.94 million to Ps.3,796 million, while non-performing loans also decreased by Ps.279 million to Ps.3,079 million.

Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 3Q16 would have been 2.09%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

NPL Ratio
3.49%
0.40%
0.74%
2.34%
2.96%
0.27%
0.57%
2.12%
2.82%
0.23%
0.50%
2.09%
3Q15
2Q16
3Q16
Santander Vivienda
Home Buiders
Excluding Home Builders and Santander Vivienda

During 3Q16, provisions for loan losses amounted to Ps.4,889 million, which represented increases of Ps.295 million, or 6.4%, YoY and of Ps.378 million, or 8.4%, on a sequential basis.

The 6.4% YoY decrease in provisions mainly resulted from business volume growth, with significant contributions from credit cards and payroll loans.

Cost of risk in 3Q16 stood at 3.41%, which compares to 3.71% and 3.22% reported in 3Q15 and 2Q16, respectively.

On a cumulative basis, provisions for loan losses increased by 10.1%, or Ps.1,289 million, mainly reflecting:

i)	significant business volume growth, with significant contributions from credit cards and payroll loans;

ii)	provisions in 1Q16 resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list; and

24

iii)	higher provisions in connection with mortgages (mainly related to the change in the charge-off period, explained in 2Q16).

Cost of risk for 9M16 stood at 3.28%, which compares to 3.45% in 9M15.

The coverage ratio for the quarter improved to 119.1%, from 105.8% in 3Q15 and 114.8% in 2Q16. The YoY improvement in the coverage ratio was mainly due to lower non-performing loans in the commercial segment, mainly reflecting further improvements in negotiations with homebuilders.

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

TOTAL DEPOSITS

Total deposits at the end of 3Q16 amounted to Ps.542,191 million, representing an increase of 10.0% YoY and a decrease of 0.3% sequentially. Demand deposits reached Ps.376,859 million, increasing 15.6% YoY and declining 2.9% sequentially. Term deposits reached Ps.165,332 million, down 0.9 YoY but up 6.3 QoQ.

Santander México continues to implement its strategy of further enhancing customer service to meet the needs of each segment. Campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients have resulted in increases of 21.0% and 22.0% in demand deposits from individuals and SMEs, respectively.

25

LIQUIDITY COVERAGE RATIO

Pursuant Banxico’s and CNBV regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 3Q16 was 111.76% which compares to 129.83% in 2Q16. (Please refer to note 25 of this report).

CAPITALIZATION AND ROAE

Capitalization
Millions of Mexican Pesos	3Q16	2Q16	3Q15

Tier 1	87,719	85,501	81,344
Tier 2	25,472	24,587	22,456
Total Capital	113,191	110,089	103,800

Risk-weighted assets
Credit risk	546,494	519,082	447,044
Credit, market and operational risk	707,175	728,709	672,566

Credit risk ratios:
Tier 1 (%)	16.1	16.5	18.2
Tier 2 (%)	4.7	4.7	5.0
Capitalization ratio (%)	20.7	21.2	23.2

Total capital ratios:
Tier 1 (%)	12.4	11.7	12.1
Tier 2 (%)	3.6	3.4	3.3
Capitalization ratio (%)	16.0	15.1	15.4

2Q16 ICAP ratio varied from the one reported in 2Q16 as it was preliminary

Banco Santander México’s preliminary capital ratio at period end 3Q16 was 16.0%, which compares to 15.4% and 15.1% at 3Q15 and 2Q16, respectively. The 16.0% capital ratio was comprised of 12.4% fundamental (CET1) and 3.6% non-fundamental (Tier 2). The total capital ratio improved 90 basis points sequentially, mainly reflecting the regulator’s approval of our internal model to calculate the duration of our deposits.

As of August 2016, Banco Santander México is classified within Category 1 in accordance with Article 134 Bis of the Mexican Banking Law, and remains in this category per the preliminary results dated September 2016, which is the most recent available analysis.

ROAE in 3Q16 was 13.4%, which compares with 12.7% in 3Q15 and 12.8% in 2Q16. On a cumulative basis, ROAE for 9M16 stood at 12.7%, increasing 60 basis points from the 12.1% reported for 9M15.

LEVERAGE RATIO

In accordance with CNBV regulatory requirements, delivered in June 14, 2016, the leverage ratio for September 2016 was 7.72%, 7.43% in June 2016, 7.33% in March 2016 and 7.24% in December 2015.

This index is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets.

26

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

Banco Santander México issued debt in the local market

On September 20, 2016, Banco Santander México issued a ten-year, Ps.3,000 million bond at a fixed rate of 7.19%.

Santander México launched Super Guenta GO

On October 3, 2016, Banco Santander México Launched Super Cuenta Go, a program focused on university students. Benefits include account opening via the internet or mobile banking in under 10 minutes, free withdrawals from any Santander ATM, and debit card services.

Representative Transactions

Santander México acted as mandated lead arranger in a credit of Elementia

Santander México participated as mandated lead arranger in credit with Elementia guaranteed by COFACE to 95% 128USD million to 12 years, to fund the Tula 2 cement plant extension.

Santander México participated as co-leader in the debt issuance of Banco Inbursa

Santander México participated as co-leader in the debt issuance of BINBUR 16-3 and BINBUR 16-4, amounting to Ps.3,000 million, and maturing over 2 and 3 years respectively.

Santander México acted as underwriter in the debt issuance of Centroamericano de Integración Económica (CABEI)

Santander México participated as underwriter in the debt issuance of Centroamericano de Integración Económica for $2,097 million at a variable rate of TIIE +8bps maturing in 1,208 days.

Santander México acted as underwriter in the debt issuance of Grupo Bimbo

Santander México participated as underwriter in the debt issuance of Grupo Bimbo, a term of 10 years for $8,000 million at a fixed rate of 7.56%.

Santander México acted as bookrunner in the debt issuance of Certificados Bursátiles Fiduciarios de Desarrollo (CKD) de México Retail Properties

Santander México participated as bookrunner in the second debt issuance CKD of México Retail Properties, amounting to $8,500 million, maturing over 10 years.

AWARDS & RECOGNITIONS

“Best Global Bank for SMEs” by Euromoney

On July 7, 2016, top-tier magazine Euromoney awarded Banco Santander the “Best Global Bank for SMEs”.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Santander México celebrated 22 years of the trust fund “Por los Niños de México”

Santander México celebrated 22 years of supporting children up to 18 years who are experiencing social and economic disadvantage, a reality that thousands of Mexican children face. “Por los Niños de México” looks to provide an opportunity to build a better future through education, nutrition and health.

27

CREDIT RATINGS

On September 19, 2016, Fitch Ratings updated its report of Banco Santander México without changes in ratings.

On October 14, 2016, Moody’s updated its report of Banco Santander México without changes in ratings.

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short Term	P-2	F2

Local currency
Long term	A3	BBB+
Short Term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)	----

Short Term	P-1 (cr)	----

Standalone BCA	baa2	----
Standalone Adjusted BCA	baa1	----

Outlook	Negative	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+

Long-term senior unsecured global notes due 2022	A3	BBB+

Last publication:	Oct-14-2016	Sep-19-2016

Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	May-16-2016	June-27-2016

28

Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale
Local currency
Long term	Baa1	----
Short term	P-2	----

National scale
Local currency
Long term	Aa1.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Negative	Stable

Last publication:	Jun-20-2016	May-20-2016

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

29

3Q16 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, October 27, 2016
Time:	10:00 AM (MCT); 11:00 PM (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=121426
Replay:	Starting: Thursday, October 27, 2016 at 3:00 pm US ET, and Tuesday, November 1, 2016 at 11:59 pm US ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13647351

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCE: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

• Annualized figures consider

o	Quarterly ratio = 3Q16x4

o	YTD ratio = (9M16/3)x4

• Average figures are calculated using 4Q15 and 3Q16

30

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2016, Santander México had total assets of Ps.1,242 billion under Mexican Banking GAAP and more than 13 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 311 offices nationwide and has a total of 16,828 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.19.3776

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx	www.santander.com.mx

31

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report on Form 20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

32

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: www.cnbv.gob.mx

33

Consolidated balance sheet
Millions of Mexican pesos

			2016				2015
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	78,892	87,299	114,076	99,838	97,641	102,323	105,370

Margin accounts	2,150	3,565	2,104	1,943	2,608	3,181	2,844

Investment in securities	283,680	327,212	334,740	329,345	332,893	269,782	271,576
Trading securities	126,770	174,688	218,216	210,158	233,074	194,057	198,638
Securities available for sale	143,305	138,991	110,838	113,549	94,227	70,178	67,436
Securities held to maturity	13,605	13,533	5,686	5,638	5,592	5,547	5,502

Debtors under sale and repurchase agreements	4,505	10,167	5,349	5,758	9,755	19,303	7,331

Securities Lending	0	0	0	1	0	1	1

Derivatives	184,999	169,594	144,509	128,789	133,864	99,783	100,357
Trading purposes	171,201	157,558	132,537	116,668	116,898	90,763	89,721
Hedging purposes	13,798	12,036	11,972	12,121	16,966	9,020	10,636

Valuation adjustment for hedged financial assets	36	72	91	104	100	106	49

Performing loan portfolio
Commercial loans	366,182	343,493	320,669	326,979	311,781	291,182	277,921
Commercial or business activity	297,612	264,928	250,098	257,268	248,778	239,301	221,884
Financial entities loans	11,267	9,622	8,023	9,841	5,883	5,745	5,444
Government entities loans	57,303	68,943	62,548	59,870	57,120	46,136	50,593
Consumer loans	94,425	92,160	89,908	88,029	85,010	81,139	74,714
Mortgage loans	121,314	119,096	116,523	114,489	110,894	107,371	104,645
Total performing loan portfolio	581,921	554,749	527,100	529,497	507,685	479,692	457,280

Non-performing loan portfolio
Commercial loans	7,639	7,707	7,151	8,596	9,182	9,876	9,155
Commercial or business activity	7,639	7,692	7,151	8,593	9,179	9,872	9,152
Government entities loans	0	15	0	3	3	4	3
Consumer loans	3,855	3,684	3,363	3,664	3,263	3,211	2,799
Mortgage loans	5,414	5,545	5,638	5,988	5,907	5,721	5,504
Total non-performing portfolio	16,908	16,936	16,152	18,248	18,352	18,808	17,458
Total loan portfolio	598,829	571,685	543,252	547,745	526,037	498,500	474,738

Allowance for loan losses	(20,142)	(19,447)	(18,993)	(19,743)	(19,415)	(18,643)	(17,382)
Loan portfolio (net)	578,687	552,238	524,259	528,002	506,622	479,857	457,356

Accrued income receivable from securitization transactions	112	114	112	73	76	97	128
Other receivables (net)	79,125	83,766	77,433	61,083	71,361	62,629	93,035
Foreclosed assets (net)	462	645	557	557	536	387	383
Property, furniture and fixtures (net)	5,417	5,305	5,464	5,556	5,416	5,279	5,378
Long-term investment in shares	124	125	183	182	155	139	172
Deferred taxes and deferred profit sharing (net)	17,532	17,186	17,912	18,097	16,598	16,857	16,737
Deferred charges, advance payments and intangibles	6,326	6,549	6,020	5,328	5,058	5,057	5,180
Other	211	208	204	201	199	191	200

Total assets	1,242,258	1,264,045	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

34

Consolidated balance sheet
Millions of Mexican pesos

		2016					2015
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	589,803	592,923	563,874	556,555	527,103	514,371	489,572
Demand deposits	376,859	388,129	364,480	347,786	325,928	311,891	292,441
Time deposits – general public	123,717	116,829	114,350	121,501	123,315	119,154	122,408
Time deposits – money market	41,615	38,727	40,002	47,145	43,470	51,160	44,281
Credit instruments issued	47,612	49,238	45,042	40,123	34,390	32,166	30,442

Bank and other loans	76,120	58,416	62,536	62,455	59,687	55,411	72,918
Demand loans	18,210	7,281	8,114	9,267	11,046	13,521	23,625
Short-term loans	31,952	25,292	28,840	26,968	24,346	17,540	25,157
Long-term loans	25,958	25,843	25,582	26,220	24,295	24,350	24,136

Creditors under sale and repurchase agreements	111,218	149,304	180,394	194,224	187,015	156,999	148,043

Securities Lending	1	0	0	0	0	1	1

Collateral sold or pledged as guarantee	28,910	30,822	32,477	24,623	34,180	27,403	28,835
Repurchase	4,467	4,891	4,863	1,019	0	0	0
Securities loans	24,443	25,931	27,614	23,604	34,180	27,403	28,835

Derivatives	194,058	179,829	147,916	134,357	132,171	101,019	96,722
Trading purposes	178,297	167,428	139,996	124,801	123,129	95,125	91,732
Hedging purposes	15,761	12,401	7,920	9,556	9,042	5,894	4,990

Other payables	95,197	110,241	105,441	75,955	107,750	79,689	100,493
Income taxes payable	19	8	226	765	532	4	2
Employee profit sharing payable	194	134	295	239	177	121	269
Creditors from settlement of transactions	47,427	56,136	70,025	41,573	71,909	49,529	66,988
Payable for cash collateral received	23,879	17,528	13,875	14,275	14,420	8,290	10,472
Sundry creditors and other payables	23,678	36,435	21,020	19,103	20,712	21,745	22,762

Subordinated credit notes	25,251	24,410	22,445	22,788	22,000	20,706	19,849

Deferred revenues and other advances	593	594	613	351	387	502	661

Total liabilities	1,121,151	1,146,539	1,115,696	1,071,308	1,070,293	956,101	957,094

Paid-in capital	48,353	48,372	48,399	48,316	48,172	48,170	48,148
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,996	12,015	12,042	11,959	11,815	11,813	11,791

Other capital	72,754	69,134	68,918	65,233	64,417	60,701	60,855
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,944	1,944
Retained earnings	59,139	59,142	62,982	48,837	52,050	52,043	55,574
Result from valuation of available for sale securities, net	(756)	(370)	(320)	(513)	(574)	(563)	(543)
Result from valuation of cash flow hedge instruments, net	1,254	1,170	777	813	1,070	814	656
Result from holding non-monetary assets	(11)	(10)	(15)	0	0	0	0
Net income	11,173	7,247	3,539	14,141	9,917	6,453	3,215
Non-controlling interest	11	11	11	11	10	10	9
Total stockholders’ equity	121,107	117,506	117,317	113,549	112,589	108,871	109,003

Total liabilities and stockholders´ equity	1,242,258	1,264,045	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

35

Consolidated balance sheet
Millions of Mexican pesos

			2016				2015
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	210	162	205	94	121	145	60
Liquidation of client transactions	(196)	2	1,476	394	(671)	62	(278)
Dividends on behalf of clients	1	1	0	1	1	1	1

Custody services
Assets under custody	128,117	118,057	122,255	128,064	144,951	141,396	158,785

Transactions on behalf of third parties
Sale and repurchase agreements	35,758	37,282	7,383	6,763	19,814	29,044	34,440
Security loans on behalf of clients	906	747	890	628	665	1,196	1,110
Collaterals received as guarantee on behalf of clients	1,385	462	296,256	296,865	296,958	281,112	279,132
Acquisition of derivatives	172,147	235,503	160,254	175,813	214,947	208,131	202,608
Sale of derivatives	162,923	192,368	157,539	165,376	170,745	206,769	227,950

Total on behalf of third parties	501,251	584,584	746,258	773,998	847,531	867,856	903,808

Proprietary record accounts

Contingent assets and liabilities	81	95	98	395	456	535	433

Credit commitments
Trusts	149,281	149,515	142,872	141,287	140,977	140,498	135,613
Mandates	243	237	237	243	251	252	252

Assets in custody or under administration	3,560,531	3,403,913	3,423,704	3,346,631	3,367,587	3,362,950	3,359,287

Credit commitments	170,599	154,039	148,192	138,560	147,215	137,307	144,283

Collateral received	99,355	90,757	79,456	59,377	90,808	65,160	55,814

Collateral received and sold or pledged as guarantee	69,004	55,575	42,568	22,609	37,592	12,166	11,853

Uncollected interest earned on past due loan portfolio	1,583	1,505	3,037	1,876	2,916	2,172	2,675

Other record accounts	1,044,851	974,435	1,065,204	971,117	855,665	775,735	703,793

Total proprietary record accounts	5,095,528	4,830,071	4,905,368	4,682,095	4,643,467	4,496,775	4,414,003

Total memorandum accounts	5,596,779	5,414,655	5,651,626	5,456,093	5,490,998	5,364,631	5,317,811

36

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

37

Consolidated statement of income
Millions of Mexican pesos
				2016					2015
	9M	3Q	2Q	1Q	9M	4Q	3Q	2Q	1Q
Interest income	55,618	19,597	18,114	17,907	46,477	17,296	15,996	15,660	14,821
Interest expense	(19,690)	(7,186)	(6,297)	(6,207)	(15,276)	(5,865)	(5,186)	(5,194)	(4,896)
Net interest income	35,928	12,411	11,817	11,700	31,201	11,431	10,810	10,466	9,925

Provisions for loan losses	(14,109)	(4,889)	(4,511)	(4,709)	(12,820)	(4,424)	(4,594)	(4,543)	(3,683)
Net interest income after provisions for loan losses	21,819	7,522	7,306	6,991	18,381	7,007	6,216	5,923	6,242

Commission and fee income	14,615	4,955	5,047	4,613	13,643	4,603	4,673	4,771	4,199
Commission and fee expense	(3,285)	(1,216)	(1,065)	(1,004)	(2,648)	(826)	(987)	(760)	(901)
Net gain (loss) on financial assets and liabilities	2,018	721	602	695	1,918	347	583	540	795
Other operating income	418	177	5	236	673	706	325	109	239
Administrative and promotional expenses	(20,952)	(7,048)	(7,015)	(6,889)	(19,206)	(6,437)	(6,426)	(6,391)	(6,389)
Operating income	14,633	5,111	4,880	4,642	12,761	5,400	4,384	4,192	4,185

Equity in results of associated companies	0	0	0	0	53	28	15	19	19

Operating income before income taxes	14,633	5,111	4,880	4,642	12,814	5,428	4,399	4,211	4,204

Current income taxes	(2,678)	(1,307)	(573)	(798)	(2,751)	(2,242)	(703)	(1,061)	(987)
Deferred income taxes (net)	(781)	122	(599)	(304)	(145)	1,038	(232)	89	(2)

Income from continuing operations	11,174	3,926	3,708	3,540	9,918	4,224	3,464	3,239	3,215

Non-controlling interest	(1)	0	0	(1)	(1)	0	0	(1)	0
Net income	11,173	3,926	3,708	3,539	9,917	4,224	3,464	3,238	3,215

38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

39

Consolidated statements of changes in stockholders’ equity
From January 1st to September 30, 2016
Millions of Mexican pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Result from holding non-monetary assets	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2015	36,357	11,959	1,944	48,837	(513)	813	0	14,141	10	113,548
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				14,141				(14,141)		0
Dividends declared				(3,844)						(3,844)
TOTAL	0	0	0	10,297	0	0	0	(14,141)	0	(3,844)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(243)					(243)
Result from valuation of cash flow hedge instruments, net						441				441
Recognition of share-based payments		15								15
Shares held by treasury		22								22
Recoveries of allowance for loan losses previously applied to retained earnings				5						5
Measurements defined benefit employees							(11)			(11)
Net income								11,173	1	11,174

TOTAL	0	37	0	5	(243)	441	(11)	11,173	1	11,403

BALANCE AS OF SEPTEMBER 30, 2016	36,357	11,996	1,944	59,139	(756)	1,254	(11)	11,173	11	121,107

40

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

41

Consolidated statement of cash flows
From January 1st to September 30, 2016
Millions of Mexican pesos

OPERATING ACTIVITIES
Net income		11,173
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(4,942)
Depreciation of property, furniture and fixtures	698
Amortizations of intangible assets	879
Recognition of share-based payments	15
Current and deferred income taxes	3,459
Deferred employee profit sharing	8
Provisions	509	626
		11,799

OPERATING ACTIVITIES
Margin accounts		(207)
Investment in securities		55,735
Debtors under sale and repurchase agreements		1,253
Derivatives-asset		(51,973)
Loan portfolio-net		(48,981)
Accrued income receivable from securitization transactions		(39)
Foreclosed assets		95
Other operating assets		(17,649)
Deposits		32,093
Bank and other loans		13,664
Creditors under sale and repurchase agreements		(83,006)
Collateral sold or pledged as guarantee		4,287
Derivatives-liability		47,415
Subordinated credit notes		150
Other operating liabilities		18,214
Payments of income taxes		(3,079)

Net cash provided by (used in) operating activities		(20,229)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		2
Payments for acquistion of property, furniture and fixtures		(559)
Cash dividends received		58
Payments for acquisition of intangible assets		(1,342)

Net cash provided by (used in) investing activities		(1,841)

FINANCING ACTIVITIES
Cash payment of dividends		(3,844)
Proceeds from associated for purchase of treasury shares		22
Recovery of reserves previously applied to retained earnings		5

Net cash used in financing activities		(3,817)

Net increase in cash and cash equivalents		(25,887)

Adjustment to cash flows for changes in exchange rate		4,941

Funds available at the beginning of the year		99,838

Funds available at the end of the year		78,892

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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

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Significant accounting policies

New accounting principles

Modifications in accounting criteria issued by the Commission

On November 25, 2015 several amendments to the accounting criteria for credit institutions were published in the Federal Official Gazette. The purpose of these amendments is to make the necessary adjustments to the accounting criteria of credit institutions for the operations they perform, in order to have reliable financial information. These amendments went into effect on January 1, 2016.

a. Accounting Criterion C-5, Consolidation of special-purpose entities, is eliminated.

b. The following are added as part of the accounting criteria of the Commission: Norma de Información Financiera (NIF) C-18, Obligations associated with the retirement of property, plant and equipment, and NIF C-21, Agreements with joint control, due to the enactment of such standards by the Consejo Mexicano de Normas de Información Financiera, A.C. (CINIF).

c. For the consolidated financial statements, it is established that those special-purpose entities (SPE) created before January 1, 2009 in which control was maintained, will not be required to apply the provisions contained in NIF B-8, Consolidated or combined financial statements, in relation to their consolidation.

d. It is established that overdrafts on checking accounts of customers who do not have a credit line for such purposes, will be classified as overdue debts and at the same time as such classification an estimate must be established for the total amount of such overdraft at the time this occurs.

e. It is established that the net asset for defined benefits to employees must be presented on the balance sheet under the heading of “Other assets”.

f. It is specified that the applicable regulation must be applied according to that set forth by Banco de México to include the purchase of foreign currencies which are not considered derivatives, as “Funds available”.

g. It is established that if the balance of foreign currencies to be received offset with foreign currencies to be delivered should reach a negative balance, such item must be presented under the heading of “Other payables”.

h. It is established that if any item of restricted funds available should reach a negative balance, such item must be presented under the heading “Other payables”. Previously, restricted funds available were not considered for such presentation.

i. The definition of “Transaction costs” in Accounting Criterion B-2, Investments in securities and in Accounting Criterion B-5, Derivatives and hedge operations, is modified.

j. The definitions of “Borrower”, “Appraisal Percentage Guarantees”, “Payment capacity”, “Extended Portfolio”, “Assignment of Credit Rights”, “Consolidation of Credits”, “Debtor of Credit Rights”, “Vendor of Discounted Receivables”, “Financial Factoring”, “Purchaser of Discounted Receivables”, “Line of Credit”, “Discount Transaction”, “Special Repayment Regime”, “Ordinary Repayment Regime” and “Housing Subaccount”, are incorporated into Accounting Criterion B-6, Loan Portfolio

k. The definition of “Renewal” is modified in Accounting Criterion B-6, Loan Portfolio, to now consider it as that transaction in which the loan balance is settled partially or totally, through an increase in the total amount of the loan, or using the proceeds derived from another loan contracted with the same entity, involving either the same debtor, a joint obligor of such debtor, or another person who, due to his asset ties, represents common risks.

45

l. “Mortgage Loans” are defined as those credits intended for remodeling or improvement of the home which are backed by the savings in the borrower’s housing subaccount, or have a security interest granted by a development bank or a public trust established by the Federal Government for economic development.

m. Loans for financial factoring, discount and credit right assignment operations are incorporated in the definition of “Commercial Loans”.

n. It is clarified that a loan will not be considered as renewed for any dispositions made during the effective term of a pre-established line of credit, provided that the borrower has settled the total amount of the payments which are due and payable under the original loan conditions.

o. It is established that when credit dispositions made under a line of credit are restructured or renewed independently from the line of credit which supports them, they must be assessed in accordance with the characteristics and conditions applicable to the restructured or renewed disposition or dispositions.

When as a result of such evaluation it is concluded that one or more dispositions granted under a line of credit should be transferred to overdue portfolio due to the effect of their restructuring or renewal and such dispositions, individually or collectively, represent at least 40 of the total disposed balance of the line of credit at the date of the restructuring or renewal, such balance, as well as its subsequent dispositions, must be transferred to overdue portfolio as long as there is no evidence of sustained payment of the dispositions which originated the transfer to overdue portfolio, and the total dispositions granted under the line of credit fulfilled the due and payable obligations at the date of transfer to current portfolio.

The aforementioned percentage is applicable as of January 1, 2016, and will be reduced to 30 for the year 2017, and 25 for the year 2018 and thereafter.

p. It is established that in the case of loans acquired from INFONAVIT or the FOVISSSTE, where there is an obligation to respect the terms which the aforementioned agencies contracted with the borrowers, sustained payment of the loan is deemed to exist when the borrower has timely settled the total due and payable amount of principal and interest, of at least one repayment in the credits under the Ordinary Repayment Regime (ROA) and three repayments for the loans under the Special Repayment Scheme (REA).

q. It is stipulated that for restructurings of loans with periodic payments of principal and interest whose repayments are less than or equal to 60 days in which the periodicity of payment is modified to shorter periods, the number of repayments equivalent to three consecutive repayments under the original loan payment scheme must be considered.

r. The assumptions are established to consider that sustained payment exists for those loans with a single payment of principal at maturity, regardless of whether the payment of interest is periodic or at maturity, as follows:

i.  The borrower must have paid at least 20 of the original loan amount at the time of the restructuring or renewal, or,

ii. The amount of the accrued interest must have been paid in accordance with the payment scheme for the respective restructuring or renewal at a term of 90 days.

s. With regard to consolidated loans, if two or more loans originated the transfer to overdue portfolio of the total balance of the consolidated loan, to determine the repayments required to consider their sustained payment, the original loan payment scheme whose repayments are equal to the longest repayment period must be considered. Previously the practice was to give the treatment for the worst of the credits to the total balance of the restructuring or renewal.

46

t. It is established that evidence must be made available to the Commission when demonstrating sustained payment to substantiate that the borrower has the appropriate payment capacity at the time the restructuring or renewal is performed, so as to meet the new loan conditions.

u. It is clarified that the advance payment of installments of restructured or renewed loans, different from those with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, is not considered to be sustained payment. This is the case with repayments of restructured or renewed loans which are paid before the calendar day’s equivalent to loans with repayments that cover periods greater than 60 calendar days have elapsed.

v. The extension of the loan term is incorporated as a restructuring situation.

w. The respective standards for the recognition and valuation of financial factoring, discounting and credit right assignment transactions are included.

x. It is established that commissions and fees different from those collected for granting the credit will be recognized in results of the year on the date that they are accrued, and if part or all of the consideration received for the collection of the respective commission or fee is received before the accrual of the respective income, such advance must be recognized as a liability.

y. The item stating that overdrafts in customer checking accounts should be reported as overdue portfolio is eliminated.

z. It is established that repayments which have not been fully settled under the terms originally agreed and are 90 days or more in arrears with the payments related to the loans which the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective REA or ROA payment modality, as well as the loans made to individuals for the remodeling or improvement of the home for no speculative purposes which are backed by the savings from the borrower’s housing subaccount, will be considered as overdue portfolio.

aa. The transfer to overdue portfolio of the loans referred to in the preceding point will be subject to the exceptional deadline of 180 or more days in arrears as of the date on which:

i. The loan resources are disposed of for the purpose for which they were granted,

ii. The borrower begins a new employment relationship in which he has a new employer, or

iii. The partial payment of the respective repayment was received. The exception contained in this subsection will be applicable provided that it refers to credits under the ROA scheme, and each of the payments made during such period represents at least 5 of the repayment agreement.

bb. It is specified that loans with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, will be considered as overdue portfolio as long as there is no evidence of sustained payment.

cc. It will be considered that loans granted under a new line of credit, revolving or not, which are restructured or renewed at any time, may remain in current portfolio provided that there are grounds to justify the payment capacity of the debtor. Furthermore, the borrower must have:

i. Settled the total amount of due and payable interest;

ii. Settled all of the payments for which he is liable under the terms of the contract at the date of the restructuring or renewal.

dd. Additionally, with respect to loans granted under a given line of credit, they shall be evaluated taking into account the characteristics and conditions applicable to restructured or renewed loans whenever such restructuring or renewal is made independently from the line of credit to which they are related.

47

If such evaluation concludes that one or more of the loans granted under a line of credit should be transferred to the overdue portfolio as a result of the restructuring or renewal, and if such loans represent, individually or in the aggregate, at least 25 of the total outstanding amount of the line of credit at the date of the restructuring or renewal, the outstanding amount, as well as any subsequent loans granted, shall be transferred to the overdue account until there are no evidences of sustained payment of the loans that led to the transfer to the overdue portfolio, and that all loans given under the line of credit have complied with the required obligations as of the date of the transfer to the current portfolio.

ee. The requirement that the borrower must have paid the total amount of the interest accrued at the date of renewal or restructuring to consider that a loan remains current will be considered as fulfilled, when after the interest accrued at the final cutoff date has been paid, the term elapsed between such date and the restructuring or renewal does not exceed the lower of half of the payment period under way or 90 days.

ff. Current loans with periodic partial payments of principal and interest which are restructured or renewed more than once may remain in current portfolio if there are elements to justify the payment capacity of the debtor. It is specified that in the case of commercial loans, such elements must be duly documented and placed in the loan file.

gg. If different loans granted by the same entity to the same borrower are consolidated in a restructuring or renewal, each of the consolidated loans must be analyzed as if they were restructured or renewed separately and, if as a result of such analysis it is concluded that one or more of such loans would have been transferred to overdue portfolio due to the effect of such restructuring or renewal, then the total balance of the consolidated loan must be transferred to overdue portfolio.

hh. With regard to presentation standards in the balance sheet and the statement of income, it is established that:

i. Housing loans acquired from the INFONAVIT or the FOVISSSTE must be segregated inside the current portfolio, into ordinary portfolio and extended portfolio.

ii. It is specified that the amount of loans for financial factoring, discount and credit rights assignment transactions will be presented net of the respective appraisal percentage guarantee.

iii. Any commissions received before the accrual of the respective revenue will be presented under the heading of “Deferred credits and advance collections”.

iv. The financial revenue accrued in the financial factoring, discount and credit rights assignment transactions will be considered as interest income.

ii. With regard to disclosure standards, new requirements are incorporated such as:

i. Breakdown of the restricted current portfolio and unrestricted and overdue portfolio for the media and residential portfolio, low income portfolio, remodeling or improvement secured by the housing subaccount and loans acquired from the INFONAVIT or the FOVISSSTE, segregated into ordinary portfolio and extended portfolio.

ii. Total amount and number of loans acquired from the INFONAVIT or the FOVISSSTE transferred to overdue portfolio, as well as the total amount of loans that were not transferred to overdue portfolio, segregated into loans that the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective REA or ROA payment modality, and loans granted to individuals for remodeling or improving the home for no speculative purposes, which are backed by the savings of the borrower’s housing subaccount.

iii. Principal characteristics of the loans acquired from the INFONAVIT or the FOVISSSTE, describing at least those related to their classification as extended portfolio, ROA and REA, together with those related to the assignment of such credits.

48

iv. Description of the obligation and rights held by the INFONAVIT and FOVISSSTE in relation to the portfolio acquired by the entity.

v.  Identification by type of loan for the medium and residential portfolio, low income portfolio, remodeling or improvement guaranteed by the housing subaccount, and loans acquired from the INFONAVIT or FOVISSSTE of the balance of the overdue portfolio as of the date on which it was classified as such, in the following terms: from 1 to 180 calendar days, from 181 to 365 calendar days, from 366 calendar days to two years, and more than two years in overdue portfolio.

vi. Total amount of housing loans backed by the housing subaccount, broken down into current and overdue portfolio and specifying the percentage which it represents of the total housing loans.

vii. Total accumulated amount of the restructuring or renewal by type of loan, differentiating that originated in the exercise of those consolidated loans transferred to overdue portfolio as of result of a restructuring or renewal, from those restructured loans to which the criteria for the transfer to overdue portfolio were not applied.

jj. It is established in Accounting Criterion B-7, Foreclosed assets, that in the case of assets whose valuation to determine fair value may be made through an appraisal, the latter must comply with the requirements established by the Commission for providers of bank appraisal services.

kk. It is clarified in Accounting Criterion C-2, Securitization transactions, that in the case of stock market instruments executed and recognized in the consolidated financial statement prior to January 1, 2009, it will not be necessary to reevaluate the transfer of recognized financial assets prior to such date.

In this regard, the principal effects that this exception might have on such financial statements should be disclosed in notes to the financial statements, as well as the effects of recognition of the adjustments for valuation of the profits on the remnant of the assignee (recognized in results or in stockholders’ equity) and of the asset or liability recognized for administration of transferred financial assets.

ll. The definition of “Agreement with Joint Control”, “Joint Control” is incorporated, and the definition of “Associated Company”, “Control” “Holding Company”, “Significant Influence”, “Related Parties” and “Subsidiary” is modified in Accounting Criterion C-3, Related parties.

mm. Individuals or business entities which, directly or indirectly, through one or more intermediaries exert significant influence on, are significantly influenced by, or are under significant influence of the entity, as well as agreements with joint control in which the entity participates, are now considered to be related parties.

nn. The disclosure requirements contained in Accounting Criterion C-3, Related parties, are extended to agreements with joint control.

oo. As an amendment to Accounting Criterion C-4, Information by segments, the purchase and sale of foreign currency is incorporated within the segment of Treasury and investment banking operations.

pp. Different modifications are made to the presentation of the balance sheet to incorporate the opening of the current and overdue home loan portfolio in the following segments: medium and residential, low income, loans acquired from the INFONAVIT or FOVISSSTE, and remodeling and improvement with collateral granted by the development bank or public trusts.

qq. The requirement is established to present on the balance sheet as a liability under the heading “Inactive global deposits account”, the principal and interest on deposit instruments which do not have a date of maturity or, when they do, they are renewed automatically, as well as the transfers or expired or unclaimed investments referred to in article 61 of the Credit Institutions Law.

49

rr. A heading named “Re-measurements for defined benefits to employees” is added as part of earned capital on the balance sheet, as a result of the enactment of NIF D-3, Employee benefits.

ss. The heading “Collateral granted” is incorporated at the foot of the balance sheet within memorandum accounts.

tt. It is specified that insurance and bonding, technical assistance expenses, maintenance expenses, fees different from those paid to the IPAB and consumables and fixtures should be included in the statement of income.

uu. The statement of changes in stockholder’s equity should include re-measurements for defined benefits to employees as part of movements inherent to the recognition of comprehensive income, as a result of the enactment of NIF D-3, Employee benefits.

NIF issued by the CINIF applicable to the Financial Group

New NIF D-3, Employee Benefits

At January 2015, the CINIF issued several amendments to NIF D-3, Employee Benefits.

These amendments came into effect from at January 1, 2016.

The principal modifications derived from the application of this new NIF D-3 in Santander México’s financial information are as follows:

•  Discount rate for liabilities - Defined Benefits Obligation (DBO)

- The discount rate to calculate the DBO will be determined by taking the market rate of high-quality corporate bonds, provided that there is a deep market for such bonds. Otherwise, the market rate of the bonds issued by the federal government must be taken.

•  Recognition of actuarial gains and losses

- The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

- The accumulated balance of retained earnings and accumulated losses as of December 31, 2015 will be recognized as part of stockholders’ equity and in liabilities as of January 1, 2016.

- Any actuarial gains and losses generated as of January 1, 2016 will be treated as re-measurements for defined benefits to employees, and will be recognized in stockholders’ equity and in liabilities.

• Amortization of actuarial gains and losses

- The actuarial gains and losses recognized in stockholders’ equity must be recycled to results in the Remaining Useful Life of the Plan.

• Expected return on plan assets

- The expected return on the plan assets will be estimated with the discount rate of the liabilities instead of the expected rate of return for the fund.

Due to the enactment of the NIF D-3, on December 31, 2015 the Commission issued different transitory articles to the “Resolution amending the General provisions applicable to credit institutions”, published in the Federal Official Gazette on November 9, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the accumulated balance of the plan’s actuarial gains and losses not recognized for entities which used “corridor” approach progressively at the latest on December 31 of each year.

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If the option is taking to progressively apply the aforementioned balances, the recognition of such balances should begin in the year 2016, recognizing 20 in that year and another 20 in each of the subsequent years, until reaching 100 within a maximum term of five years. Credit institutions which elect to apply this option must report their decision to the Commission at the latest by January 31, 2016.

The re-measurements of gains and losses from the defined benefits plan which should be recognized at the end of each period, together with their respective recycling to results of the year, should be calculated on the total amount of the plan’s gains or losses; i.e., on the aggregate of the plan’s actuarial gains or losses, plus those not recognized on the balance sheet of the credit institutions.

By the same token, if all or part of the remnant effect is recognized before the established deadlines, the Commission must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, provided that at least 20 or the total remnant is recognized in the respective year.

The Financial Group has selected the progressive recognition of the balance of the plan amendments (past service) and the cumulated balance of the plan’s actuarial gains and losses not recognized according to the aforementioned paragraphs. This decision was informed to the Commission on January 26, 2016.

In this regard, the initial effect that the application of the NIF D-3 in subsequent years due to the accumulated balance of actuarial losses not recognized as of December 31, 2015 is $2,771 million. This balance will be recognized within Earned capital under the heading of “Re-measurements for employee defined benefits” as of the year 2016, recognizing 20 of the accumulated balance in such year and an additional 20 in each of the subsequent years until reaching 100 over a maximum five-year period.

Furthermore, this accumulated balance of actuarial losses not recognized as of December 31, 2015 will be recycled to results during the Useful Life of the Plan, which fluctuates between 9.5 and 14 years depending on the respective benefit.

During the third quarter of 2016, Santander México has not made any accounting recognition of the option used.

If the option was not applied as indicated above, Santander México had recognized and presented in the consolidated balance sheet an increase in "Provision for employee benefits" and a decrease in Earned capital under the heading of “Re-measurements for employee defined benefits” for an amount of $ 2.771 million.

NIF and Interpretations of the NIF (INIF) Enacted

The CINIF has issued the following NIFs and INIF applicable to the Financial Group:

a. Effective as of January 1, 2016:

INIF 21, Recognition of payments for employee separation

b. Effective as of January 1, 2018:

NIF C-9, Provisions, contingencies and commitments

Improvements to NIF 2016 applicable to the Financial Group

The following improvements were issued, effective January 1, 2016, which generate accounting changes:

NIF B-7, Business acquisitions – Clarifies that the acquisition and/or merger of entities under common control, and the acquisition of noncontrolling equity or the sale without losing control of the subsidiary, are outside the scope of this NIF, regardless of how the amount of the consideration was determined.

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NIF C-7, Investments in associates, joint ventures and other permanent investments – Establishes that contributions in kind should be recognized at the fair value that was negotiated between owners or shareholders, unless they are the result of debt capitalization, in which case they should be recognized for the capitalized amount.

Special Accounting Criteria applicable in 2016

Pursuant to the decline in oil prices and the accounts payable to their SMEs suppliers and the effects on individuals living in the affected geographical areas (which have the main source in oil revenues), by memorandum number P-021/2016 dated May 2, 2016, the CNBV approved the application of special accounting methods to credit institutions, in effect until December 31, 2016, which allow to exempt from consideration as restructured credits and non-performing loans in terms of the Annex 33 B-6 of the Sole Circular for Credit Institutions, the restructured and/or renewed operations for customers in the affected geographical areas. As of September 30, 2016, the Financial Group only have two consumers loans of Ps.261,000, without having seen benefits in non-performing loans, provisions or equity.

Changes in accounting estimates applicable in 2016

Methodology to determine the loan loss provisions of consumer loan portfolios related to credit cards transactions and other revolving loans.

On December 16, 2015 the CNBV issued amendments to the Dispositions enacted to credit institutions that modified the methodology applicable for rating of the consumer loan portfolios related to credit card transactions and other revolving loans, with the aim of calculating more precisely the loan loss provisions considering the possible risks related to the payment behavior and debt capacity of their customers. Those amendments are consistent with the expected loss model which is the base of the methodology for rating of the loan portfolio, seeking the adequate solvency and stability of the credit institutions.

Such amendments entered into force April 1, 2016 and established that the credit institutions must have constituted 100 per cent of the amount of the loan loss provisions of consumer loans related to credit card transactions as a result of the application to the aforementioned methodology no later than six months after its entrance into force date.

As of September 30, 2016, the Financial Group have no constituted the amount of the loan loss provisions of consumer loans related to credit card transactions accordingly.

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Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	SEPTEMBER 2016			SEPTEMBER 2015			SEPTEMBER 2014

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	11,173	6,778,955,134	1.65	9,917	6,777,860,004	1.46	10,190	6,774,895,499	1.50

Treasury shares		7,439,779			8,534,909			11,499,414

Diluted earnings per share	11,173	6,786,394,913	1.65	9,917	6,786,394,913	1.46	10,190	6,786,394,913	1.50

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	11,173	6,786,394,913	1.65	9,917	6,786,394,913	1.46	10,190	6,786,394,913	1.50

Balance outstanding shares as of September 30, 2016	8,417,124

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Consolidated Balance Sheet by Segment
Millions of Mexican Pesos
	As of September 30, 2016			As of September 30, 2015
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	48,378	22,666	7,848	45,096	33,539	19,006
Margin Accounts	0	2,150	0	0	2,608	0
Investment in securities	0	124,572	159,108	0	232,741	100,152
Debtors under sale and repurchase agreements	0	4,505	0	0	9,755	0
Derivatives	0	171,301	13,698	0	116,898	16,966
Valuation adjustment for hedged financial assets	0	0	36	0	0	100
Total loan portfolio	466,490	132,311	28	411,832	114,172	33
Allowance for loan losses	(16,566)	(3,576)	0	(14,737)	(4,678)	0
Loan Portfolio (net)	449,924	128,735	28	397,095	109,494	33
Accrued income receivable from securitization transactions	0	0	112	0	0	76
Other receivables (net)	1,295	64,685	13,145	1,109	59,239	11,013
Foreclosed assets (net)	348	114	0	363	173	0
Properties, furniture and fixtures (net)	4,578	772	67	4,576	772	68
Long-term investments in shares	0	0	124	0	0	155
Deferred taxes and deferred profit sharing (net)	0	0	17,532	0	0	16,598
Other assets	1,867	984	3,686	1,812	791	2,654
Total assets	506,390	520,484	215,384	450,051	566,010	166,821

Liabilities
Deposits	403,801	72,105	66,285	361,513	69,026	62,174
Credit instruments issued	0	13,826	33,786	0	11,545	22,845
Bank and other loans	31,605	82	44,433	23,923	0	35,764
Creditors under sale and repurchase agreements	10,279	100,939	0	10,549	176,466	0
Securities loan	0	1	0	0	0	0
Collateral sold or pledged as guarantee	0	28,910	0	0	34,180	0
Derivatives	0	178,297	15,761	0	123,129	9,042
Other payables	22,569	71,743	885	19,515	86,631	1,604
Subordinated debentures	0	0	25,251	0	0	22,000
Deferred revenues	593	0	0	387	0	0
Total liabilities	468,847	465,903	186,401	415,887	500,977	153,429
Total stockholders' equity	54,660	25,046	41,401	49,800	22,380	40,409
Total liabilities and stockholders' equity	523,507	490,949	227,802	465,687	523,357	193,838

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Income Statement by Segment
Millions of Mexican Pesos
	9M16			9M15
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	30,695	3,603	1,630	27,160	2,919	1,122
Provisions for loan losses	(13,463)	(646)	0	(12,012)	(808)	0
Net interest income after provisions for loan losses	17,232	2,957	1,630	15,148	2,111	1,122
Commission and fee income (expense), net	10,081	1,283	(34)	9,447	1,546	2
Net gain (loss) on financial assets and liabilities	620	1,175	223	682	782	454
Other operating income (expense)	670	71	(323)	888	(48)	(167)
Administrative and promotional expenses	(18,196)	(2,300)	(456)	(16,729)	(2,124)	(353)
Operating income	10,407	3,186	1,040	9,436	2,267	1,058
Equity in results of associated companies	0	0	0	0	0	53
Operating income before income taxes	10,407	3,186	1,040	9,436	2,267	1,111

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

55

Annex 1
Loan Portfolio Rating

As of September 30, 2016
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	573,526	1,837	660	242	2,739
Risk "A-1"	501,744	1,364	187	154	1,705
Risk "A-2"	71,782	473	473	88	1,034
Risk "B"	100,817	654	3,353	272	4,279
Risk "B-1"	29,779	211	1,009	40	1,260
Risk "B-2"	46,678	148	1,369	192	1,709
Risk "B-3"	24,360	295	975	40	1,310
Risk "C"	22,888	319	1,841	252	2,412
Risk "C-1"	12,025	177	619	95	891
Risk "C-2"	10,863	142	1,222	157	1,521
Risk "D"	16,079	2,034	2,790	946	5,770
Risk "E"	7,055	2,852	1,732	288	4,872
Total rated portfolio	720,365	7,696	10,376	2,000	20,072

Provisions created					20,072
Complementary provisions					70

Total					20,142

56

Annex 2
Financial Ratios

Banco Santander México
Percentages	3Q16	2Q16	3Q15	9M16	9M15

Past Due Loans Ratio	2.8	3.0	3.5	2.8	3.5

Past Due Loans Coverage	119.1	114.8	105.8	119.1	105.8

Operative Efficiency	2.2	2.2	2.3	2.2	2.3

ROE	13.2	12.6	12.5	12.5	11.9

ROA	1.3	1.2	1.2	1.2	1.2

Capitalization Ratio
Credit Risk	20.7	21.2	23.2	21.2	23.2
Credit, Market and operations risk	16.0	15.1	15.4	15.2	15.4

Liquidity	81.7	95.3	117.6	81.7	117.6

NIM (Net Interest Margin)	2.7	2.6	2.5	2.6	2.4

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

57

Notes to financial statements as of September 30, 2016
(Millions of pesos, except for number of shares)
1. Investment in securities

Financial instruments are constituted as follows:

Accounting Value
Trading securities:
Bank securities	3,129
Government securities	121,614
Private securities	168
Shares	1,859
126,770

Securities available for sale:
Government securities	137,162
Private securities	6,100
Shares	43
143,305

Securities held until maturity:
Government securities	7,799
Government securities (special cetes)	5,806
13,605

Total	283,680

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	4,006
Government securities	499
Total	4,505

Credit balances
Bank securities	2,189
Government securities	106,453
Private securities	2,576
Total	111,218
(106,713)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book Value

PEMEC29 200723	23-jul-20	3.50	568
PEMEH16 190204	05-feb-19	5.50	207
PEMEX 020622	02-jun-22	8.27	935
PEMEX 10-2	27-jan-20	9.10	1,252
PEMEX 11-3	24-nov-21	7.65	991
PEMEX 15	26-sep-18	4.99	81
PEMEX 16	02-oct-19	5.95	136
PEMEX 240225	24-feb-25	5.49	382
PEMEX3 030519	03-may-19	8.00	682
PEMEX3 210121	21-jan-21	5.50	614

		Total	5,848

Total capital as of September 2016			113,191
5% of Total Capital			5,660

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4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30, 2016, are as follows:

Trading
Swaps
Interest rate	3,819,164
Cross currency	917,071

Futures	Buy	Sell

Interest rate	1,780	65,700
Foreign currency	3,129	0
Index	236	2,659

Forward contracts

Interest rate	0	5,000
Foreign currency	322,915	12,128
Equity	3,499	621

Options	Long	Short

Interest rate	121,145	146,011
Foreign currency	21,343	21,334
Index	30,099	85,882
Equity	55	0

Total trading derivatives	5,240,436	339,335

Hedging
Cash flow
Interest rate swaps	2,050
Cross currency swaps	45,460
Foreign Exchange Forwards	53,318

Fair value
Interest rate swaps	4,635
Cross currency swaps	11,121

Total hedging derivatives	116,584

Total derivative financial instruments	5,357,020	339,335

59

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of September 30, 2016, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	222,091	75,520	1	297,612
Financial entities	9,663	1,604	0	11,267
Government entities	40,807	16,496	0	57,303
Commercial loans	272,561	93,620	1	366,182
Consumer loans	94,425	0	0	94,425
Mortgage loans	117,069	959	3,286	121,314
Total performing loan portfolio	484,055	94,579	3,287	581,921

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	6,994	645	0	7,639
Government entities	0	0	0	0
Commercial loans	6,994	645	0	7,639
Consumer loans	3,855	0	0	3,855
Mortgage loans	4,385	33	996	5,414
Total non-performing loan portfolio	15,234	678	996	16,908
The analysis of movements in non-performing loans from January 1 to September 30, 2016, is as follows:

Balance as of January 1, 2016				18,248

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				22,684

Collections
Cash			(3,798)
Transfer to performing loan portfolio			(6,001)
Proceeds from foreclosure proceedings			(426)	(10,225)

Write-offs				(13,799)

Balance as of September 30, 2016				16,908

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to September 30, 2016, is as follows:

Balance as of January 1, 2016	19,743

Allowance for loan losses	14,109
Recoveries credited in results from retained earnings	(5)
Write-offs	(13,799)
Foreign exchange result	94
Balance as of September 30, 2016	20,142

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The table below presents a summary of write-offs by type of product as of September 30, 2016:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	2,112	101	2,213	41
Mortgage loans	376	51	427	8
Credit card loans	1,620	30	1,650	30
Consumer loans	1,124	24	1,148	21
Total	5,232	206	5,438	100

Second quarter
Commercial loans	1,131	117	1,248	30
Mortgage loans	304	41	345	8
Credit card loans	1,337	28	1,365	33
Consumer loans	1,131	26	1,157	29
Total	3,903	212	4,115	100

Third quarter
Commercial loans	945	70	1,015	24
Mortgage loans	334	58	392	9
Credit card loans	1,540	38	1,578	37
Consumer loans	1,231	30	1,261	30
Total	4,050	196	4,246	100

Accumulated 2016
Commercial loans	4,188	288	4,476	32
Mortgage loans	1,014	150	1,164	8
Credit card loans	4,497	96	4,593	33
Consumer loans	3,486	80	3,566	26
Total	13,185	614	13,799	100

Commerce Fund
Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on march, 2001; as of September 30, 2016, there are Ps.1 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Serfin. As of December 31 2015, such allowances totaled Ps.5 million.
During the third quarter of 2016, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(4)
Remeasurement of Udis reserves and foreign exchange effect	0
	(4)
As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the third quarter of 2016, charges due to income statement due to recoveries of previously written-off loans amounted Ps $5 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

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9. Programs of benefits to bank debtors with the support of the Federal Government.
Breakdown of special CETES , of which Ps.3,648 correspond to the early extinction of debtor support programs:

			Amount
Government Securities
Special CETES of credit support programs for Mexican States and municipalities and additional benefits			2,531
Special CETES for housing loan debtor support programs			3,648

Total securities held to maturity (no reserve)			6,179

Minus-
Reserve for Special CETES			(373)
Total securities held to maturity , net			5,806

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at September 30, 2016, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-170713	421-5	9,155,840	13-jul-17	95.72	886
B4-170720	424-6	86,723	20-jul-17	95.72	8
B4-220707	422-9	12,762,386	07-jul-22	95.72	1,234
B4-270701	423-2	15,292,752	01-jul-27	95.72	1,479
B4-220804	431-2	440,294	04-ago-22	87.64	39
BC-220804	431-2	71,442	04-ago-22	30.68	2

					3,648

10. Average interest rates paid on deposits

The average interest rates paid on deposits during September 2016, is as follow:
			Pesos	USD
Average balance			287,062	54,208
Interest			3,405	41
Rate			1.56%	0.10%

11. Bank and other loans

As of September 30, 2016, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate %	Maturity

Loans in Mexican pesos

Call money	8,176	4.65	From 1 day to 3 days
Local bank loans	5,500	4.75	To 3 years
Public fiduciary funds	7,373	4.79	From 1 day to 14 years
Development banking institutions	19,200	6.00	From 1 day to 20 years
Total	40,249

62

Loans in foreign currency

Foreign bank loans	24,350	1.34	From 1 day to 5 years
Local bank loans	969	1.25	To 70 days
Call money	9,912	0.62	From 1 day to 3 days
Public fiduciary funds	551	1.63	From 10 days to 8 years
Development banking institutions	7	3.94	From 1 day to 3 months
Total	35,789

Total loans	76,038
Accrued interests	82

Total bank and other loans	76,120

12. Current and deferred taxes

Current taxes are composed as follows at September 30, 2016

Income taxes	1,952
Deferred taxes	323	(1)
Total Bank	2,275
Current and-deferred taxes from other subsidiaries	1,184
Total Financial Group	3,459

(1) Deferred taxes are composed as follows:

Global provision	792
Fixed assets and deferred charges	53
Net effect from financial instruments	(661)
Accrued liabilities	120
Others	19
Total Bank	323
Allowance for loan losses of subsidiaries, net	76
Others, subsidiaries	382
Deferred income tax (net), Financial Group	781

As of September 30, 2016, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,085
Other	8,447
Total deferred income tax (net)	17,532
Deferred taxes registered in balance sheet accounts	17,532
Deferred taxes registered in memorandum accounts	0

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13. Employee profit sharing

As of September 30, 2016, the deferred Employee profit sharing EPS is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,312
Fixed assets and deferred charges	742
Accrued liabilities	318
Capital losses carryforward	816
Commissions and interests early collected	197
Foreclosed assets	64
Labor provisions	128
Net effect from financial instruments	607
Deferred EPS asset:	4,184

Deferred EPS liability:

Derivative financial transactions of exchange rate	(655)
Advance prepayments	(105)
Others	(62)
Deferred EPS liability	(822)

Less - Reserve	(101)
Deferred EPS asset (net)	3,261

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	63,090
3	Other elements of other comprehensive income (and other reserves)	21,182
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	119,070
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	3,523
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0

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15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	1
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10 of the issued capital (amount that exceeds the 10 threshold)	37
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10 of the issued capital (amount that exceeds the 10 threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10 threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10 threshold, net of deferred taxes debited)	737
22	Amount exceeding the 15 threshold.
23	of which: significant investments wherein the institution holds more than 10 of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	25,319
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	23,187
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	625
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,507
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	31,352
29	Level 1 Common Capital (CET1)	87,719
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0

65

35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10 of the issued capital
40 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10 of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	87,719
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	25,301
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	172
51	Level 2 capital before regulation adjustments	25,472
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10 of the issued capital (amount exceeding the 10 threshold)
55 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10 of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	25,472
59	Total stock (TC = T1 + T2)	113,191
60	Assets weighted by total risk	707,175
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.40%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.40%
63	Total capital (as percentage of assets weighted by total risks)	16.01%

66

64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.40%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	9,583
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

67

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action
the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d ) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions , and through investment companies considered in Section I point i ) of Section 2 bis 6 .
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation

68

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.

69

A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.

70

30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.

71

59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.

85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,223,745
BG1	Funds Available	78,861
BG2	Margin accounts	814
BG3	Investment in securities	282,304
BG4	Debtors under sale and repurchase agreements	4,007
BG5	Securities loans)	0
BG6	Derivatives	184,999
BG7	Valuation adjustment for hedged financial assets	35.836625
BG8	Total loan portfolio	543,034
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	79,593
BG11	Foreclosed assets (net	292
BG12	Property, furniture and fixtures (net)	5,405
BG13	Long-term investment in shares	26,173
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	12,035
BG16	Other assets (net)	6,194
	Liabilities	1,104,666
BG17	Deposits	590,437
BG18	Bank and other loans	58,684
BG19	Creditors under sale and repurchase agreements	112,677
BG20	Securities loans	0.703761
BG21	Collateral sold or pledged as guarantee	28,910
BG22	Derivatives	194,059
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	94,173
BG26	Subordinated debentures outstanding	25,251
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	473.533929
	Shareholders' Equity	119,080
BG29	Paid-in capital	34,798
BG30	Other capital	84,282
	Memorandum accounts	4,749,485
BG31	Guarantees granted	0

73

BG32	Contingent assets and liabilities	24
BG33	Credit commitments	91,977
BG34	Assets in trust or mandate	147,639
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,483,661
BG37	Collateral received	99,478
BG38	Collateral received and sold or pledged as guarantee	69,749
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	1,101
BG41	Other accounts	855,855
Table II.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735	BG16= 6,194 Minus: deferred charges and advance payments 625; intangibles 3,523; advance payments that are computed as risk assets 45; other assets are computed as risk assets 266
2	Other Intangibles	9	3,523	BG16= 6,194 Minus: deferred charges and advance payments 625; intangibles 1,735; advance payments that are computed as risk assets 45; other assets that are computed as risk assets 266
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0

74

6	Investment in shares of the institution	16	1	BG3= 282,304 Minus: Reciprocal investments in common capital of financial entities 37; Investments in securities computed as risk assets 282,265
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10 of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10 of the issued capital stock	18	37	BG3= 282,304 Minus: Investment in own-equity securities 1; Investments in securities computed as risk assets 282,265
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10 of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10 of the issued capital stock	19	0
12	Deferred profit tax (credited) from temporary differences	21	737	BG15= 12,035 Minus: Amount computed as risk asset 11,298
13	Reserves acknowledged as complementary capital	50	172	BG8= Total loan portfolio 543,206
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 26,173 Minus: Investments in subsidiaries 23,187; Investments in clearing houses 1,507; Investments in associated companies 119; Other investments that are computed as risk assets 1,360
16	Investments in related companies	26 - E	23,187	BG13= 26,173 Minus: Investments in clearing houses 1,507; Investments in associated companies 119; Other investments that are computed as risk assets 1,360
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	625	BG16= 6,194 Minus: intangible assets 1,735; others assets that are computed as risk assets 45; intangible assets 3,523; other assets are computed as risk assets 266
21	Worker's share in deferred profits (net)	26 - L	0

75

22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	1,507	BG13= 26,173 Minus: Investments in subsidiaries 23,187; Investments in associated companies 119; other investments that are computed as risk assets 1,360
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8	0
25	Deferred profit taxes (debited) related to other intangibles	9	0
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15	0
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15	0
28	Deferred profit taxes (debited) related to others other than the foregoing	21	0
29	Subordinated obligations amount that meets with Exhibit 1-R	31	0
30	Subordinated obligations subject to transitory computed as Non-Fundamental Capital	33	0
31	Subordinated obligations amount that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitory that compute as complementary capital	47	0
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	63,090	BG30= 84,282 Minus: other items of earned capital 21,182, cumulative effect of conversion 9
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3	0
37	Other elements of the capital earned other than the foregoing	3	21,182	BG30= 84,282 Minus: Retained earnings 63,090, cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	0
39	Paid-in capital that meets with Exhibit 1-S	46	25,301	BG26= 25,251 Plus: Other expenses amortization for bond issue 49
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	0
41	Accrued effect due to conversion	3, 26 - A	0
42	Result for ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0

76

Table II.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

77

19

Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisios of fraction I item l) of

Article 2 Bis 6 hereof.

20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

78

Table III.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	44,715	3,577
Transactions with debt instruments in national currency with surtax and reviewable rate	3,860	309
Transactions in national currency with real rate or denominated in UDIs	4,974	398
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,791	943
Positions in UDIs or with yield referred to INPC	27	2
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	86	7
Transactions in foreign currency with nominal rate	18,646	1,492
Positions in foreign currency or with yield indexed to the exchange rate	7,259	581
Positions in shares or with yield indexed to the price of one share or set of shares	1,109	89
Positions in commodities
Impact Capital requirement for Gamma and Vega	34	3
Table III.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I-A (weighted at 0)	0	0
Group I-A (weighted at 10)	0	0
Group I-A (weighted at 20)	0	0
Group I-B (weighted at 2)	59	5
Group I-B (weighted at 4.0)	0	0
Group II (weighted at 0)	0	0
Group II (weighted at 20)	0	0
Group II (weighted at 50)	0	0
Group II (weighted at 100)	31,394	2,512
Group II (weighted at 120)	0	0
Group II (weighted at 150)	0	0
Group III (weighted at 2.5)	0	0
Group III (weighted at 10)	894	72
Group III (weighted at 11.5)	1,258	101
Group III (weighted at 20)	16,747	1,340
Group III (weighted at 23)	0	0
Group III (weighted at 25)	18	1
Group III (weighted at 28.75)	0	0
Group III (weighted at 50)	15,959	1,277
Group III (weighted at 57.5)	438	35
Group III (weighted at 60)	40	3
Group III (weighted at 75)	0	0
Group III (weighted at 100)	3,483	279
Group III (weighted at 115)	0	0
Group III (weighted at 120)	0	0
Group III (weighted at 138)	0	0
Group III (weighted at 150)	0	0
Group III (weighted at 172.5)	0	0
Group IV (weighted at 0)	0	0
Group IV (weighted at 20)	9,461	757
Group V (weighted at 10)	0	0
Group V (weighted at 20)	3,580	286

79

Group V (weighted at 50)	356	29
Group V (weighted at 115)	0	0
Group V (weighted at 150)	822	66
Group VI (weighted at 20)	0	0
Group VI (weighted at 50)	27,460	2,197
Group VI (weighted at 75)	10,267	821
Group VI (weighted at 100)	47,729	3,818
Group VI (weighted at 120)	0	0
Group VI (weighted at 150)	0	0
Group VI (weighted at 172.5)	0	0
Group VII-A (weighted at 10)	0	0
Group VII-A (weighted at 11.5)	0	0
Group VII-A (weighted at 20)	17,106	1,369
Group VII-A (weighted at 23)	86	7
Group VII-A (weighted at 50)	7,125	570
Group VII-A (weighted at 57.5)	0	0
Group VII-A (weighted at 100)	146,720	11,738
Group VII-A (weighted at 115)	23,608	1,889
Group VII-A (weighted at 120)	0	0
Group VII-A (weighted at 138)	0	0
Group VII-A (weighted at 150)	11,361	909
Group VII-A (weighted at 172.5)	403	32
Group VII-B (weighted at 0)	0	0
Group VII-B (weighted at 20)	616	49
Group VII-B (weighted at 23)	0	0
Group VII-B weighted at 50)	140	11
Group VII-B weighted at 57.5)	0	0
Group VII-B (weighted at 100)	26,772	2,142
Group VII-B (weighted at 115)	0	0
Group VII-B (weighted at 120)	0	0
Group VII-B (weighted at 138)	0	0
Group VII-B (weighted at 150)	0	0
Group VII-B (weighted at 172.5)	0	0
Group VIII (weighted at 115)	4,873	390
Group VIII (weighted at 150)	1,913	153
Group IX (weighted at 100)	60,589	4,847
Group IX (weighted at 115)	0	0
Group IX (weighted at 150)	0	0
Group X (weighted at 1250)	1,737	139
Other Assets (weighted at 0)	0	0
Other Assets (weighted at 100)	30,365	2,429
Credit Valuation Adjustment on Derivative Operations	43,114	3,449
Re-securitization with Risk Degree 1 (weighted at 20)	0	0
Re-securitization with Risk Degree 2 (weighted at 50)	0	0
Re-securitization with Risk Degree 3 (weighted at 100)	0	0

80

Re-securitization with Risk Degree 4 (weighted at 350)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250)	0	0

Table III.3
Assets weighted subject to operational risk
Method	Assets weighted by risk	Capital Requirement
Basic	68,181	5,454

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
44,756		36,363

Table IV.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A

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28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No

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31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in Mexican regulatory determination according to the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$25,300,574,685.48
9	Instrument's par value	$25,190,880,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (única fecha de call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" which includes: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A

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25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	Ocurrencia de un "Trigger Event": A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other loss-absorbing instruments issued by us and

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then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss absorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.
35	Subordination position in the event of liquidation	The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.

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15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

86

LEVERAGE RATIO

TABLE I.1
INTEGRATION OF THE MAIN SOURCES OF LEVERAGE

	Item	sep-16	jun-16	mar-16	dec-15
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,034,739	1,064,831	1,064,312	1,029,846
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(31,352)	(29,943)	(31,451)	(31,222)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,003,388	1,034,888	1,032,861	998,624
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	35,169	28,280	24,147	22,165
5	Add-on amounts for PFE associated with all derivatives transactions	45,770	41,218	40,601	44,348
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0	0	0	0
8	(Exempted CCP leg of client-cleared trade exposures)	0	0	0	0
9	Adjusted effective notional amount of written credit derivatives	0	0	0	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0	0	0	0
11	Total derivative exposures (sum of lines 4 to 10)	80,938	69,498	64,747	66,514
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	69,285	55,812	43,074	27,359
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(69,745)	(51,126)	(43,217)	(23,249)
14	CCR exposure for SFT assets	1,024	2,910	4,047	4,838
15	Agent transaction exposures	0	0	0	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	564	7,597	3,904	8,947
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	92,001	75,476	74,218	66,984
18	(Adjustments for conversion to credit equivalent amounts)	(40,899)	(36,189)	(34,015)	(31,475)
19	Off-balance sheet items (sum of lines 17 and 18)	51,101	39,288	40,203	35,509
Capital and total exposures
20	Tier 1 capital	87,719	85,501	83,730	80,328
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,135,991	1,151,271	1,141,715	1,109,594
Leverage ratio
22	Basel III leverage ratio	7.72%	7.43%	7.33%	7.24%

TABLE II.1
COMPARISON TOTAL ASSETS AND ASSETS ADJUSTED
	Item	sep-16	jun-16	mar-16	dec-15
1	Total consolidated assets as per published financial statements	1,223,745	1,244,003	1,213,540	1,163,763
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0	0	0	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(31,352)	(29,943)	(31,451)	(31,222)
4	Adjustments for derivative financial instruments	(104,060)	(100,096)	(79,761)	(62,275)
5	Adjustment for securities financing transactions	(3,443)	(1,981)	(816)	3,819
6	Adjustment for off-balance sheet items	51,101	39,288	40,203	35,509
7	Other adjustments	0	0	0	0
	Leverage ratio exposure	1,135,991	1,151,271	1,141,715	1,109,594

87

TABLE III.1
CONCILIATION OF TOTAL ASSETS AND EXPOSURE IN THE BALANCE

	Item	sep-16	jun-16	mar-16	dec-15
1	Total consolidated assets as per published financial statements	1,223,745	1,244,003	1,213,540	1,163,763
2	operative derivative financial instruments	(184,999)	(169,594)	(144,509)	(128,789)
3	operative securities financing transactions	(4,007)	(9,578)	(4,720)	(5,129)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0	0	0	0
	On-balance exposure	1,034,739	1,064,831	1,064,312	1,029,846

TABLE IV.1
VARIATION OF THE ELEMENTS

	jun-16	sep-16
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	85,501	87,719	3%
Adjusted assets	1,151,271	1,135,991	(1)%
Leverage ratio	7.43%	7.72%

	mar-16	jun-16
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	83,730	85,501	2%
Adjusted assets	1,141,715	1,151,271	1%
Leverage ratio	7.33%	7.43%

	dec-15	mar-16
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	80,328	83,730	4%
Adjusted assets	1,109,594	1,141,715	3%
Leverage ratio	7.24%	7.33%

15. Risk Diversification
Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of June 30, 2016, is provided:

- At September 30, 2016 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.51,869 million representing 60.28% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

88

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪ Vice-president of Finance and Administration:

➢ Deputy General of intervention and Management Control

➢ Deputy General Direction of Technology, Operations and Human Resources

➢ Deputy General of Corporate Resources and Recoveries

89

➢ Deputy General Direction of Legal Affairs and Compliance

➢ Deputy General Direction of Finance

▪ Vice-president of Commercial Banking:

➢ Deputy General Direction of Channels and Distribution

➢ Deputy General Direction of Products

➢ Deputy General Direction of Clients

➢ Deputy General Direction of Commercial Planning

➢ Deputy General Direction of Chief Experience Officer

➢ Executive Director of Project Strategy, Retail and Payrolls

▪ Deputy General Director of Enterprises and Institutions

▪ Deputy General Director of Risk

▪ Deputy General Director of Global Corporate Banking

▪ Deputy General Director of Public Affairs and Strategy

▪ Executive Direction of Internal Audit

▪ Executive Direction of Innovation

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪ Audit Committee

▪ Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the

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companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	11,173

Temporary differences in classification of hedging instruments	274	(a)

Income and expenses from the Headquarter	(650)	(b)

Other differences	1,493

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	12,290

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.
(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.
22. Transactions with related parties

Receivable
Funds available	200
Derivatives (asset)	70,328
Performing loan portfolio	1,564
Other receivables, (net)	4,577

Payable
Demand deposits	413
Time deposits	1,629
Credit instruments issued	965
Creditors under sale and repurchase agreements	37
Derivatives (liability)	57,499
Other payables	14,155
Creditors from settlement of transactions	2,967
Subordinated debentures	20,983

Revenues
Interest	48
Commissions and fee income	4,414
Other	44

Net gain (loss) on financial assets and liabilities	5,405

Expenses
Interest	955
Administrative expenses	97
Technical assistance	1,566
Commissions and fee expense	168
Other	93

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23. Interests on loan portfolio
As of September 30, 2016, the consolidated statement of i includes in the item "Interest income " Ps.42,012 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R., Santander Hipotecario, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.
24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

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The Value at Risk as of the end of third quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	58,164.70	0.05%
Market Making	35,971.49	0.03%
Proprietary Trading	26,282.59	0.02%

Risk factor	58,164.70	0.05%
Interest rate	52,516.57	0.05%
Foreign exchange	17,686.26	0.02%
Equity	1,492.68	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the third quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	60,722.47	0.05%
Market Making	43,510.68	0.04%
Propietary Trading	29,355.75	0.03%

Risk factor	60,722.47	0.05%
Interest rate	52,965.75	0.05%
Foreign exchange	18,471.65	0.02%
Equity	3,345.18	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪ Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪ Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are

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modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Jul-16	Aug-16	Sep-16	Average	Jul-16	Aug-16	Sep-16	Average
Balance MXN GAP	48%	65%	64%	59%	55%	50%	47%	51%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	52%	35%	31%	39%	97%	97%	100%	98%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third quarter of 2016:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(964)	(377)	(587)	+100 bp	(2,504)	412	(2,916)
Balance USD GAP	(100) bp	(122)	291	(412)	(100) bp	(675)	680	(1,355)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	111,130	71,893	54,495	-21,391	4,366	32,880	30,283	-5,713	-43,784	-11,899
Non Derivative	117,090	72,783	54,477	-9,836	3,342	40,794	32,971	-4,274	-62,133	-11,033
Derivatives	-5,960	-889	18	-11,555	1,024	-7,914	-2,688	-1,440	18,349	-866

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

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Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.       The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.       Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure,

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which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the third quarter of 2016:

	Equivalent Net Credit Risk (millions of American dollars)
Segment	jul-16	aug-16	sep-16	Average
Sovereign Risk, Development Banking and Financial Institutions	17,656.45	17,453.19	16,680.21	17,263.28
Corporates	1,024.02	1,070.87	1,038.03	1,044.30
Companies	118.28	115.43	98.88	110.87

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the third quarter of 2016, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of American dollars)
Type of Derivative	End of the third quarter of 2016
Interest Rate Derivatives	17,197
Exchange Rate Derivatives	26,128
Bonds Derivatives	0
Equity Derivatives	604
Total	43,929

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The Expected Loss of Grupo Financiero Santander at the end of the third quarter of 2016, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the third quarter of 2016 are:

	Expected Loss (millions of American dollars)
Segment	jul-16	aug-16	sep-16	Average
Sovereign Risk, Development Banking and Financial Institutions	10.67	10.94	10.98	10.86
Corporates	2.29	3.21	3.08	2.86
Companies	2.88	2.85	2.73	2.82

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the third quarter of 2016:

Cash collateral	77.26%
Collateral refer to bonds issued by the Mexican Federal Government	22.74%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a)	Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

•	Risk appetite, defined as the level of risk that the Bank is willing to accept

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•	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b)	Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c)	Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d)	Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

e)	Reporting: the Operational Risk profile and status of the Operational Risk environment is disclosed to the governance forums in a monthly basis.

Santander Mexico had a monthly average loss of $29 million pesos for Operational Risk overall the quarter.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.       Methodology of Valuation

1)       Trading purposes

a)       Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)       Over-the-Counter Markets

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i)       Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)       Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)       Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.       A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.       The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.       In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.       In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)       Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)       Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

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B.       Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.       Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the third quarter of 2016, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the third quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Banco Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of September 30, 2016)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	5,000	(34)	(113)
Forwards	Foreign Currency	Trading	335,043	724	343
Forwards	Equity	Trading	4,120	18	9

Futures	Foreign Currency	Trading	3,129	142	81
Futures	Market Index	Trading	2,895	(39)	(26)
Futures	Interest Rate	Trading	67,480	(111)	(184)

Options	Equity	Trading	219	(167)	(233)
Options	Foreign Currency	Trading	42,678	(218)	(122)
Options	Market Index	Trading	115,816	162	82
Options	Interest Rate	Trading	267,156	(416)	(415)

Swaps	Cross Currency	Trading	917,071	(6,740)	(8,410)
Swaps	Interest Rate	Trading	3,819,164	(418)	(882)

Forwards	Foreign Currency	Hedging	53,318	(7,295)	(5,755)

Swaps	Cross Currency	Hedging	56,581	5,392	5,455
Swaps	Interest Rate	Hedging	6,685	(60)	(65)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

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During the third quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
Caps and Floors	421	11
Equity Forward	46	15
OTCEquity	681	0
OTCFx	2,220	0
Swaptions	1	0
Fx Forward	1,231	26
IRS	1,632	1,093
CCS	91	11

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the third quarter of 2016, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

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4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2016:

Sensitivity Analysis
(Millions of Mexican pesos)
Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	(1.95)	1.60
Vega Risk factor
	EQ	FX	IR
Total	0.57	1.79	(0.90)
Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.39	7.12

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o       Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o       Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o       Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o       Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o       Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o       Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2016:

Summary of Stress Test
(Millions of Mexican pesos)

Risk Profile	Stress all factors
Probable scenario	(6)
Remote scenario	1,216
Possible scenario	431

102

25. Disclosure of the Liquidity Coverage Ratio

On December 31, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

On December 31, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

These regulations came into force on January 1, 2015.

During the third quarter of 2016 the weighted average CCL for the Bank is 111.76%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Liquidity Coverage Ratio Disclosure
(Figures in millions of MXN)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	150,507
CASH OUTFLOWS
2	Unsecured retail financing	172,539	11,574
3	Stable funding	113,593	5,680
4	Less stable funding	58,946	5,895
5	Unsecured wholesale funding	356,945	132,818
6	Operational deposits	235,107	55,320
7	Non-operational deposits	102,115	57,774
8	Unsecured debt	19,724	19,724
9	Secured wholesale funding	not applicable	276
10	Additional requirements:	87,337	70,882
11	Outflows related to derivatives exposures and other collateral requirements	69,054	69,054
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	18,283	1,828
14	Other contractual funding obligations	-	-
15	Other contingent funding obligations	90,232	4,512
16	TOTAL CASH OUT	not applicable	220,063
CASH INFLOWS
17	Cash inflows secured transactions	56,520	4,361
18	Cash inflows from operations unsecured	55,480	35,169
19	Other cash inflows	45,764	45,764
20	TOTAL CASH INFLOWS	157,763	85,294
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	150,507
22	TOTAL NET CASH OUT	not applicable	134,769
23	LIQUIDITY COVERAGE RATIO	not applicable	111.76%

The presented numbers are subject to review and therefore they might suffer changes.

103

Notes relating to the Liquidity Coverage Ratio

a)       Natural days contemplated in the quarterly report.

•        92 days.

b)       Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•        During the third quarter, we registered a change in the composition of wholesale deposits as well as an increase in derivative instruments outflows.

c)       Changes of major components within the quarter report.

•        During the third quarter, we registered a change in the composition of wholesale funds as well as an increase in derivative instruments outflows.

d)       Evolution of the composition of the Eligible and Computable Liquid Assets.

•        The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)       Concentration of funding sources.

•        The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•        In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)       Exposures in financial derivative instruments and possible margin calls.

•        Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)       Currency mismatch.

•        Perfumed analyses don’t show any significant vulnerability in Currency mismatch.

h)       Description of the level of centralization of liquidity management and interaction between the units of the group.

•        Banco Santander México is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•        The liquidity management of all Bank subsidiaries is centralized.

i)       Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•        The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.       Quantitative information:

a)       The concentration limits for different groups of guarantees received and major sources of financing.

•        The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)       Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•        Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•        The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•        The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 2Q16, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

104

30/06/2016	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps.100,919
Local Currency	90 days	65,525
Foreign Currency	30 days	43,276

c)       Balance sheet maturity liquidity gap including off balance sheet accounts.

•        The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
	(Millions of pesos)
Money Market	125,860	100,693	—	—	1	20	10	58	25,079
Loans	670,373	18,629	37,971	67,886	112,210	154,272	16,388	280,856	(17,839)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	307	—	—	—	—	—	—	—	307
Securities	344,162	304,620	1	1	1	13,954	—	—	25,585
Permanent	5,411	—	—	—	—	—	—	—	5,411
Other Balance Sheet Assets	78,490	—	—	—	—	—	—	—	78,490
Total Balance Sheet Assets	1,224,604	423,941	37,972	67,887	112,211	168,247	16,398	280,915	117,034
Money Market	(246,518)	(210,279)	(2,750)	(3,095)	(10,228)	(2,667)	----	(1,452)	(16,047)
Deposits	(501,482)	(145,669)	(63,584)	(1,866)	(22,662)	(267,700)	—	—	—
Trade Finance	(391)	—	—	—	—	—	—	—	(391)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(161,931)	(15,309)	(1,774)	(6,502)	(20,468)	(45,059)	(1,754)	(71,066)	—
Equity	(102,269)	—	—	—	—	—	—	—	(102,269)
Other Balance Sheet Liabilities	(106,075)	—	—	—	—	—	—	—	(106,075)
Total Balance Sheet Liabilities	(1,118,667)	(371,257)	(68,109)	(11,463)	(53,357)	(315,426)	(1,754)	(72,518)	(224,782)
Total Balance Sheet Gap	105,937	52,684	(30,137)	56,424	58,854	(147,179)	14,644	208,397	(107,748)
Total Off-Balance Sheet Gap	(9,382)	(8,475)	(1,896)	-	(4,689)	1,574	(4,173)	(1,425)	9,701
Total Structural Gap		44,208	(32,033)	56,424	54,164	(145,605)	10,471	206,972	(98,047)
Accumulated Gap		44,208	12,175	68,599	122,764	(22,841)	(12,370)	194,602	96,556

II.       Qualitative information:

a)       The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•        Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•        The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)       Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•        Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•        The funding strategy of all subsidiaries is centralized.

105

c)       Mitigation techniques of liquidity risk used by the institution.

•        The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)       Explanation of how the stress tests are used.

•        The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•       The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)       Description of contingent financing plans.

•        The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

106

Item 2

Santander

3Q.16

Earnings Presentation

Santander

SANMEX

BSMX LISTED NYSE

3Q.16 Earnings Presentation

2 Earnings Presentation 3Q16 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; our focus on strategic businesses ; our compound annual growth rate ; our risk, efficiency and profitability targets ; financing plans ; competition ; impact of regulation ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowances for loans and other losses ; increased default by borrowers ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : T he information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Presentation 3Q16 Santander México Achieves Solid Performance; Continued Profitable Growth Focus Gaining traction in profitability ▪ Efficiency ratio 1 41.3% - 40 bps ▪ ROAE 2 13.4% +70 bps Total loans up 14%, in line with market levels Improvement in risk metrics Var YoY ▪ NPL ratio 2.82% - 67 bps ▪ Cost of risk 3.41% - 30 bps Deposit growth of 10% ▪ Individual demand deposits +21% Source : Company filings CNBV GAAP Notes: 1) Annualized opex ( 3 Q16x4) divided by Annualized i ncome before opex and allowances (3Q16x4) 2) Annualized net income (3Q16x4) divided by average equity (4Q15;3Q16) Progress in the execution of our strategic initiatives YoY comparison

4

Total Loans

YoY Growth
3,687
3,843
3,881
4,045
4,092
16.6%
14.8%
13.9%
15.2%
13.5%
3Q15
4Q15
1Q16
2Q16
Aug'16

Total Deposits

YoY Growth
3,537
3,710
3,809
3,969
3,987
15.9%
13.4%
12.3%
15.0%
13.3%
3Q15
4Q15
1Q16
2Q16
Aug'16

Consumer[1] (YoY Growth)

9.7%
11.8%
13.3%
13.1%
13.1%
3Q15
4Q15
1Q16
2Q16
Aug'16

Demand Deposits

15.4%
14.0%
14.8%
17.4%
14.1%
3Q15
4Q15
1Q16
2Q16
Aug'16

Earnings Presentation
3Q16
Santander

4 Earnings Presentation 3Q16 Slight Deceleration in System Loan and Deposit Growth; Consumer Loan Growth Stable Total Loans Total Deposits 3,9873,969 3,809 3,710 3,537 Aug’16 13.3% 2Q16 15.0% 1Q16 12.3% 4Q15 13.4% 3Q15 15.9% 4,092 4,045 3,881 3,843 3,687 Aug’16 13.5% 2Q16 15.2% 1Q16 13.9% 4Q15 14.8% 3Q15 16.6% YoY Growth YoY Growth Consumer 1 ( YoY Growth ) Aug’16 13.1% 2Q16 13.1% 1Q16 13.3% 4Q15 11.8% 3Q15 9.7% Source: CNBV Banks as of August 2016 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans Demand Deposits 4Q15 14.0% 3Q15 1Q16 14.8% 14.1% 17.4% Aug’16 15.4% 2Q16

5

Total Loans

+14%
526,037
547,745
543,252
571,685
598,829
+5%
3Q15
4Q15
1Q16
2Q16
3Q16
Retail¹
+10%
Corporate&Gov
+25%

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 23%
Credit Cards 9%
Mortgages 21%
Corporates 17%
SMEs 11%
Gov&FinEnt 11%

Earnings Presentation 3Q16
Santander

5 Earnings Presentation 3Q16 Santander México Reports 14% YoY Loan Growth and Aims to Maximize RWA Returns Total Loans +25% 598,829 +5% +14% 3Q16 2Q16 571,685 1Q16 543,252 4Q15 547,745 3Q15 526,037 4 Q15 Source : C ompany filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Retail loans include : m ortgages , credit cards , consumer , SME’s and mid - market loans Corporate&Gov Retail 1 +10% Loan Portfolio B reakdown Middle - Market 23% Corporates 17% Gov&FinEnt 11% SMEs 11% Mortgages 21% Credit Cards 9% Consumer 8%

6

Individual Loans

3Q15 205,074 → +10% → 225,008 3Q16

Mortgages

+8%
116,801
120,477
122,161
124,641
126,728
+2%
3Q15
4Q15
1Q16
2Q16
3Q16

Credit Cards

+11%
45,515
47,775
48,062
49,307
50,702
+3%
3Q15
4Q15
1Q16
2Q16
3Q16

Consumer[1]

+11%
42,758
43,918
45,209
46,537
47,578
+2%
Personal
Payroll
3Q15
4Q15
1Q16
2Q16
3Q16

Notes: 1) Includes personal, payroll and auto loans

Earnings Presentation 3Q16

Santander

6 Earnings Presentation 3Q16 Individual Loan Book Up 10% YoY; Credit Card & Payroll Loan Growth Above Market 225,008 205,074 Consumer 1 Credit Cards Mortgages Individual Loans 50,702 49,307 48,06247,775 45,515 +3% +11% 3Q16 2Q16 1Q16 4Q15 3Q15 126,728 +2% 3Q16 2Q16 124,641 1Q16 122,161 4Q15 120,477 3Q15 116,801 +8% 3 Q15 3 Q16 +10% 47,578 +2% 2Q16 46,537 1Q16 3Q15 42,758 45,209 4Q15 43,918 +11% 3Q16 Personal Payroll » +300,000 Aeromexico co - branded card clients to date; 25% new customers » Ongoing focus on loyalty programs » 56bps YoY market share gain to 14.8% » 2 nd largest market player » Increased market competition » Spread compression / repricing initiatives » Strong focus on payroll loans up 23% » 55bps YoY market share gain in payroll loans to 12.0% » Driving improvement in onboarding processes Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Market shares calculated with CNBV Banks as of August 2016 Notes: 1) Includes personal, payroll and auto loans

7

Commercial Loans
3Q15
320,963
+16%
373,821
3Q16
SMEs
+11%
60,378
61,203
62,248
63,934
66,843
+5%
3Q15
4Q15
1Q16
2Q16
3Q16
Middle-Market
+10%
125,281
125,271
124,346
135,030
138,192
+2%
3Q15
4Q15
1Q16
2Q16
3Q16
Corporates
+39%
72,297
79,387
70,655
73,656
100,216
+36%
3Q15
4Q15
1Q16
2Q16
3Q16
Government & Fin Entities
+9%
63,006
69,714
70,571
78,580
68,570
-13%
3Q15
4Q15
1Q16
2Q16
3Q16

Earnings Presentation
3Q16
Santander

7 Earnings Presentation 3Q16 Commercial Loan Growth Reflects Macro Conditions, Competition and Profitability Prioritization SMEs Middle - Market Corporates +10% 138,192 +2% 3Q16 2Q16 135,030 1Q16 124,346 4Q15 125,271 3Q15 125,281 66,843 63,934 62,248 61,203 60,378 +5% +11% 3Q16 2Q16 1Q16 4Q15 3Q15 73,656 70,655 79,387 72,297 +39% 100,216 +36% 3Q16 2Q16 1Q16 4Q15 3Q15 Commercial Loans 373,821 320,963 3 Q15 3Q16 +16% Government & Fin Entities 68,570 78,580 70,571 69,714 63,006 +9% - 13% 3Q16 2Q16 1Q16 4Q15 3Q15 Source : C ompany filings CNBV GAAP, in millions of nominal Mexican pesos

8

Deposit Base Increased 10% YoY Driving Mix Enhancement

Total Deposits
+10%
492,713
516,432
518,832
543,685
542,191
0%
Term
Demand
34%
66%
33%
67%
30%
70%
29%
71%
30%
70%
3Q15
4Q15
1Q16
2Q16
3Q16

Demand
+16%
325,928
376,859
Individuals +21%
Other +14%
3Q15
3Q16

Term*
-1%
166,785
165,332
3Q15
3Q16

Earnings Presentation 3Q16
Santander

8 Earnings Presentation 3Q16 Deposit Base Increased 10% YoY Driving Mix Enhancement Total Deposits +16% 3Q16 376,859 3Q15 325,928 166,785 - 1% 3Q16 165,332 3Q15 Demand Term * 3Q16 70% 30% 2Q16 543,685 71% 542,191 0% +10% Demand Term 516,432 67% 33% 3Q15 492,713 66% 34% 29% 1Q16 518,832 70% 30% 4Q15 » Individuals and SMEs – up 21% and 22%, respectively » Continue to expand Select and Payroll client base » Santander Plus launch in May’16 contributes to boost individual demand deposits through payroll accounts » Re - pricing our term deposits +21% Individuals Other +14% Source : C ompany filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes money market

9

Sound Liquidity Profile, Strong Capital Position, Diversified Funding

Net Loans to Deposits[1]

102.8%
102.2%
101.0%
101.6%
106.7%
3Q15
4Q15
1Q16
2Q16
3Q16

Debt Maturity

298
3,641
11,666
848
2,288
6,350
19,378
25,190
3,000
2016
2017
2018
2019
2020
2021
2022
2024
2026

CET1 and Capitalization

15.4%
15.6%
15.4%
15.1%
16.0%
Tier 2
12.1
12.1
12.1
11.7
12.4
CET1
3Q15
4Q15
1Q16
2Q16
3Q16**

Earnings Presentation
3Q16
Santander

9 Earnings Presentation 3Q16 Sound Liquidity Profile, Strong Capital Position, Diversified Funding Debt Maturity 3Q16 106.7% 2Q16 101.6% 1Q16 101.0% 4Q15 102.2% 3Q15 102.8% » Senior notes issuances diversify funding sources while refinancing short - term maturities » Well positioned for additional interest rate increase » LCR* = 111.76%, well above 60% Banxico regulatory requirements CET1 and Capitalization 12.1 12.1 12.1 11.7 12.4 CET1 Tier 2 3Q16 ** 16.0% 2Q16 15.1% 1Q16 15.4% 4Q15 15.6% 3Q15 15.4% Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Notes : 1 ) Loans net of allowances divided by total deposits (Demand + Term ) * LCR = Liquidity Coverage Ratio ** 3Q16 is preliminary 3,000 25,190 19,378 6,350 2,288 848 11,666 3,641 298 2026 2024 2019 2018 2017 2022 2021 2020 2016

10 Earnings Presentation 3Q16 Higher Interest Rates and Solid Loan Growth Boost NII 15 % YoY Net Interest Income and NIM 1 12,411 11,817 11,700 11,431 10,810 +14.8% +5.0% 3Q16 2Q16 1Q16 4Q15 3Q15 4.86 5.01 » NII up 5.0% sequentially » NII grew 14.8% YoY , principally due to: ▪ Strong interest income from: Loan portfolio: +19.5% Investment in securities: +29.7% ▪ Positive impact from interest rate increases since December ‘15 » NIM improved to 5.01% Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized net interest income (3Q16x4) divided by daily average i nterest earnings assets (3Q16) As to date ratio = Annualized net interest income (9M16/3x4) divided by daily average interest earnings assets (9M16 ) 4.92 +15.2% 9M16 35,928 9M15 31,201 4.91

11 Earnings Presentation 3Q16 Growth in Cash Management and Investment Funds Net Commissions & Fees Offset by Credit Cards and Financial Advisory Net Commissions and Fees 3,739 3,982 3,609 3,777 3,686 - 6.1% +1.4% 3Q16 2Q16 1Q16 4Q15 3Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes fees from : collections and payments , account management , cheques, foreign trade and others +3.0% 9M16 11,330 9M15 10,995 Var YoY Var YoY 3Q15 2Q16 3Q16 $$ % 9M15 9M16 $$ % Insurance 1,022 1,128 1,023 1 0% 3,059 3,188 129 4% Cash Mangmt* 925 1,113 1,050 125 14% 2,885 3,200 315 11% Credit Cards 775 836 790 15 2% 2,315 2,386 71 3% Investment Funds 335 402 449 114 34% 990 1,205 215 22% Financial Advisory Services 497 321 232 - 265 - 53% 1,347 751 - 596 - 44% Purchase - Sale of Securities and Money Market Transactions 132 182 195 63 48% 399 600 201 50% Net commisions and fees 3,686 3,982 3,739 53 1% 10,995 11,330 335 3% 28% 28% 21% 12% 6% 5% Insurance Cash Mangmt* Credit Cards Investment Funds Financial advisory services Purchase-sale of securities and money market transactions

12

Gross Operating Income*

+11.9%
15,079
15,555
16,004
16,401
16,871
+2.9%
3Q15
4Q15
1Q16
2Q16
3Q16
+11.7%
44,114
49,276
9M15
9M16

4%
22%
74%
Net Interest Income
Net Commissions and Fees
Market related revenue

Notes: *Gross Operating Income does not include Other Income

Earnings Presentation
3Q16
Santander

12 Earnings Presentation 3Q16 Gross Operating Income Up 12% YoY Underpinned by NII and Trading Gains; Resilient Sequential Growth 16,871 16,401 16,004 15,555 15,079 +11.9% +2.9% 3Q16 2Q16 1Q16 4Q15 3Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Gross Operating Income does not include Other Income +11.7% 9M16 49,276 9M15 44,114 74% 22% 4% Net Interest Income Net Commissions and Fees Market related revenue Var YoY Var YoY 3Q15 2Q16 3Q16 Var $$ Var % 9M15 9M16 Var $$ Var % Net Interest Income 10,810 11,817 12,411 1,601 15% 31,201 35,928 4,727 15% Net Commissions and Fees 3,686 3,982 3,739 53 1% 10,995 11,330 335 3% Market related revenue 583 602 721 138 24% 1,918 2,018 100 5% Gross Operating Income* 15,079 16,401 16,871 1,792 12% 44,114 49,276 5,162 12% Gross Operating Income*

13

Loan Loss Reserves (LLR)

+6.4%
+10.1%
4,594
4,424
4,709
4,511
4,889
+8.4%
12,820
14,109
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Cost of Risk[1]

-30bps
-17bps
3.71%
3.49%
3.45%
3.22%
3.41%
+19bps
3.45%
3.28%
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Earnings Presentation 3Q16
Santander

13 Earnings Presentation 3Q16 Cost of Risk 1 Loan Loss Reserves (LLR) +19bps - 30 bps 3Q16 3.41% 2Q16 3.22% 1Q16 3.45% 4Q15 3.49% 3Q15 3.71% 4,889 4,511 4,709 4,424 4,594 3Q16 2Q16 +8.4% +6.4% 1Q16 4Q15 3Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized loan l oss reserves (3Q16x4) divided by average loans (4Q15,3Q16) As to date ratio = Annualized loan loss reserves (9M16/3x4) divided by average loans ( 4Q15,3Q16 ) * Commercial loans include : mid - market , smes , corporates , financial institutios and government * Commercial NPLs reflect the exposure to homebuilders Improving NPLs, Down 67 bps YoY and Lower Cost of Risk PENDIENT E PENDIENT E 3.28% 9M15 - 17 bps 9M16 3.45% 9M15 12,820 14,109 +10.1% 9M16 NPLs 3Q15 2Q16 3Q16 Var YoY (bps) Var QoQ (bps) Consumer 3.70% 3.84% 3.92% 23 8 Credit Card 3.96% 4.05% 4.13% 17 7 Mortgages 5.06% 4.45% 4.27% - 79 - 18 Commercial* 2.86% 2.19% 2.04% - 82 - 15 SMEs 2.32% 2.48% 2.50% 17 2 Total Loans 3.49% 2.96% 2.82% - 67 - 14

14

Administrative & Promotional Expenses

+9.7%
+9.1%
6,426
6,437
6,889
7,015
7,048
+0.5%
19,206
20,952
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Expenses Breakdown

7%
10%
45%
38%
Personnel
Admin expenses
IPAB
Dep and amort.

Efficiency[1]

-40bps
-70bps
41.7%
39.6%
42.4%
42.8%
41.3%
-150bps
42.9%
42.2%
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Earnings Presentation
3Q16
Santander

14 Earnings Presentation 3Q16 Higher Profitability Supports Efficiency Improvement; Offsets Costs to Support Commercial Initiatives Expenses B reakdown Administrative & Promotional Expenses 7,048 7,015 6,889 6,4376,426 2Q16 3Q16 +0.5% +9.7% 1Q16 4Q15 3Q15 Efficiency 1 41.7% 3Q15 39.6% 4Q15 42.4% 1Q16 42.8% 2Q16 3Q16 - 40bps - 150bps 41.3% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1 ) Quarterly ratio = Annualized opex (3Q16x4) divided by annualized income before opex (net of allowances ) (3Q16x4) As to date ratio = Annualized opex (9M16/3x4) divided by annualized income before opex (net of allowances) (9M16/3x4) - 70bps 9M16 42.2% 9M15 42.9% 20,952 9M16 +9.1% 9M15 19,206 45% 38% 10% 7% Personnel Admin expenses IPAB Dep and amort. Var YoY 3Q15 2Q16 3Q16 Var $$ Var % Personnel 3,029 3,228 3,178 149 4.9% Admin expenses 2,391 2,624 2,698 307 12.8% IPAB 567 633 672 105 18.5% Dep and amort. 439 530 500 61 13.9% Admin & prom expenses 6,426 7,015 7,048 622 9.7% Admin & prom expenses (ex IPAB) 5,859 6,382 6,376 517 8.8%

15

Profitable Growth Strategy Drives 13.3% Expansion in Net Income

Net Income

+13.3%
+12.7%
3,464
4,224
3,539
3,708
3,926
+5.9%
9,917
11,173
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

ROAE[1]

+70bps
+60bps
12.7%
15.4%
12.3%
12.8%
13.4%
+60bps
12.1%
12.7%
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Effective Tax Rate

+190bps
+100bps
21.3%
22.2%
23.7%
24.0%
23.2%
-80bps
22.6%
23.6%
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Profit before Taxes

+16.2%
+14.2%
4,399
5,428
4,642
4,880
5,111
+4.7%
12,814
14,633
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16

Earnings Presentation
3Q16
Santander

15 Earnings Presentation 3Q16 Profitable Growth Strategy Drives 13.3% Expansion in Net Income ROAE 1 Effective Tax Rate Net Income 3,926 3,708 3,539 4,224 3,464 +13.3% +5.9% 3Q16 2Q16 1Q16 4Q15 3Q15 23.2% - 80bps +190bps 3Q16 2Q16 24.0% 1Q16 23.7% 4Q15 22.2% 3Q15 21.3% Profit before Taxes Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1 ) Quarterly ratio = Annualized net income (3Q16x4) divided by average equity (4Q15,3Q16) As to date ratio = Annualized net income (9M16/3x4) divided by average equity ( 4Q15,3Q16 ) 5,111 4,880 4,642 5,428 4,399 +16.2% +4.7% 3Q16 2Q16 1Q16 4Q15 3Q15 13.4% +60bps +70bps 3Q16 2Q16 12.8% 1Q16 12.3% 4Q15 15.4% 3Q15 12.7% +60bps 9M16 12.7% 9M15 12.1% 9M16 +100bps 23.6% 9M15 22.6% 9,917 9M15 11,173 9M16 +12.7% 14,633 9M16 +14.2% 12,814 9M15

16 Earnings Presentation 3Q16 Santander Mexico 2016 Guidance Metrics 2016 Target * Does not include the deposit insurance fee (or IPAB ) ▪ Total Loans Δ 10% - 12% ▪ Total Deposits Δ 10% - 12% ▪ Pre - tax Earnings Growth Δ 8% - 12% ▪ Cost of Risk 3.3% - 3.5% ▪ Expenses Δ 6% - 8%* ▪ Tax Rate 25% - 26%

17 Earnings Presentation 3Q16 Questions and Answers

18 Earnings Presentation 3Q16 Annexes

19

GDP (% Growth)

2.4
2.7
2.3
2.5
2.2*
2.3*
2014
2015
2016E
2017E

Average exchange rate (MxP/USD)

18.1
17.6
14.6
17.4
18.6*
18.9*
2014
2015
2016E
2017E

Inflation (% Annual)

3.0
4.1
2.1
3.1*
3.3
2014
2015
2016E
2017E

Central Bank monetary policy (%, end of year)

3.00
3.25
4.75
5.25
2014
2015
2016E
2017E

Source: INEGI, Banxico and Santander
*Revised from previous quarter

Earnings Presentation
3Q16
Santander

19 Earnings Presentation 3Q16 Economic Growth Has Slowed Down Due to Increased Global Uncertainties GDP (% Growth ) Central Bank monetary policy ( %, end of year ) Inflation (% Annual ) 2.5 2.3 2.2 * 2.3 * 2017E 2016E 2015 2014 5.25 4.75 3.00 2017E 2016E 2015 3.25 2014 3.3 2.1 4.1 2017E 2015 2016E 2014 3.1 * Source : INEGI, Banxico and Santander * Revised from previous quarter 2.4 2.7 Average exchange rate ( MxP /USD ) 17.4 14.6 18.6 * 18.9 * 2017E 2016E 2015 2014 18.1 17.6 3.0

20 Earnings Presentation 3Q16 Consolidated Income Statement 3Q16 2Q16 3Q15 % Change QoQ YoY Interest income 19,597 18,114 15,996 8.2 22.5 Interest expense (7,186) (6,297) (5,186) 14.1 38.6 Financial margin 12,411 11,817 10,810 5.0 14.8 Allowance for loan losses (4,889) (4,511) (4,594) 8.4 6.4 Financial margin after allowance for loan losses 7,522 7,306 6,216 3.0 21.0 Commision and fee income 4,955 5,047 4,673 (1.8) 6.0 Commision and fee expense (1,216) (1,065) (987) 14.2 23.2 Net commisions and fees 3,739 3,982 3,686 (6.1) 1.4 Net gain /(loss) on financial assets and liabilities 721 602 583 19.8 23.7 Othe operating income / (loss) 177 5 325 3,440.0 (45.5) Administrative and promotional expenses (7,048) (7,015) (6,426) 0.5 9.7 Total operating income 5,111 4,880 4,384 4.7 16.6 Equity in results of subsidiaries and associated companies 0 0 15 n.a. (100.0) Income from continuing operations before income taxes 5,111 4,880 4,399 4.7 16.2 Income taxes (1,185) (1,172) (935) 1.1 26.7 Income from continuing operations 3,926 3,708 3,464 5.9 13.3 Discontinued operations 0 0 0 Consolidated net income 3,926 3,708 3,464 5.9 13.3 Non - controlling interest 0 0 0 Net income 3,926 3,708 3,464 5.9 13.3

21 Earnings Presentation 3Q16 Consolidated Balance Sheet 3Q16 2Q16 3Q15 % Change QoQ YoY Cash and due from banks 78,892 87,299 97,641 (9.6) (19.2) Margin accounts 2,150 3,565 2,608 (39.7) (17.6) Investment in securities 283,680 327,212 332,893 (13.3) (14.8) Debtors under sale and repurchase agreements 4,505 10,167 9,755 (55.7) (53.8) Securities loans 0 0 0 n.a. n.a. Derivatives 184,999 169,594 133,864 9.1 38.2 Valuation adjustment for hedged financial assets 36 72 100 (50.0) (64.0) Total loan portafolio 598,829 571,685 526,037 4.7 13.8 Allowance for loan losses (20,142) (19,447) (19,415) 3.6 3.7 Loan portafolio (net) 578,687 552,238 506,622 4.8 14.2 Accrued income receivable from securitization transactions 112 114 76 (1.8) 47.4 Other receivables (net) 79,125 83,766 71,361 (5.5) 10.9 Foreclosed assets (net) 462 645 536 (28.4) (13.8) Property, furniture and fixtures (net) 5,417 5,305 5,416 2.1 0.0 Long - term investment in shares 124 125 155 (0.8) (20.0) Deferred taxes (net) 17,532 17,186 16,598 2.0 5.6 Deferred charges, advance payments and intangibles 6,326 6,549 5,058 (3.4) 25.1 Other assets 211 208 199 1.4 6.0 Total assets 1,242,258 1,264,045 1,182,882 (1.7) 5.0 Deposits 589,803 592,923 527,103 (0.5) 11.9 Bank and other loans 76,120 58,416 59,687 30.3 27.5 Creditors under sale and repurchase agreements 111,218 149,304 187,015 (25.5) (40.5) Collateral sold or pledged as guarantee 28,910 30,822 34,180 (6.2) (15.4) Derivatives 194,058 179,829 132,171 7.9 46.8 Other payables 95,197 110,241 107,750 (13.6) (11.7) Subordinated debentures 25,251 24,410 22,000 3.4 14.8 Deferred revenues 593 594 387 (0.2) 53.2 Total liabilities 1,121,151 1,146,539 1,070,293 (2.2) 4.8 Total stockholders ´ equity 121,107 117,506 112,589 3.1 7.6

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